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                                                                    EXHIBIT 99.1



                             ANNUAL INFORMATION FORM

                   FOR THE FISCAL YEAR ENDED DECEMBER, 31 2004


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                             ANNUAL INFORMATION FORM

                               ACETEX CORPORATION

                              dated March 29, 2005



                      For the year ended December 31, 2004



                             750 World Trade Centre
                                999 Canada Place
                                 Vancouver, B.C.
                                     Canada
                                     V6C 3E1

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
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                                  TABLE OF CONTENTS
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
Certain References...................................................................3
Forward-Looking Statements...........................................................3
Incorporation........................................................................4
General Development of the Business..................................................5
ACETYLS BUSINESS.....................................................................5
Process Technology...................................................................8
Production Process..................................................................11
Sales and Marketing.................................................................12
Raw Materials.......................................................................12
Employees...........................................................................13
Description of Property.............................................................13
Operating and Other Material Agreements.............................................15
Regulation..........................................................................16
France..............................................................................16
Spain...............................................................................18
Remedial Actions and Indemnity Agreement............................................18
PLASTICS BUSINESS...................................................................20
General.............................................................................20
Industry Overview...................................................................20
Competition.........................................................................21
Products............................................................................21
Specialty Polymers..................................................................21
Films...............................................................................23
Research and Development............................................................23
Raw Materials.......................................................................24
Production Process..................................................................24
Specialty Polymers..................................................................24
Films...............................................................................25
Sales And Marketing.................................................................25
Employees...........................................................................25
Manufacturing Facilities............................................................26
Environmental Matters...............................................................26
RISK FACTORS........................................................................26
Directors and Officers..............................................................33
Code of Ethics......................................................................35
Committees of the Board.............................................................35
Audit Committee Information.........................................................35
Charter Of The Audit Committee......................................................37

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                                      -2-


Pre-Approval Policies and Procedures................................................41
External Auditor Fees and Services..................................................42
Market For Securities...............................................................42
Dividends...........................................................................42
Ratings.............................................................................42
Transfer Agent and Registrar........................................................43
Capital Structure...................................................................43
Legal Proceedings...................................................................43
Interest of Management and Others in Material Transactions..........................43
Material Contracts..................................................................43
Interest of Experts.................................................................43
Additional Information..............................................................44



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CERTAIN REFERENCES

As used herein, unless the context otherwise indicates, a reference to "Acetex" or the "Company" refers to Acetex Corporation, an Alberta, Canada corporation, together with its direct and indirect subsidiaries. References to subsidiaries of the Company as "wholly owned" by the Company may in certain cases refer to a subsidiary the shares of which are partially held by a director or officer of the Company or of such subsidiary in order to comply with local law.

References to "tonnes" are to metric tonnes (equivalent 2,204.6 pounds) and, unless the context otherwise indicates, are given on a per annum basis. References to "production capacity" at the Company's facilities are to the Company's estimates based on per day production capacity rates for the relevant facility multiplied by the number of days in a calendar year during which the relevant facility operates, adjusted for scheduled shutdowns.

References to "dollars", "$" or "US$" are to United States dollars, references to "C$" are to Canadian dollars and references to E are to Euros. Unless otherwise indicated, any amounts herein expressed in a currency other than United States dollars that are parenthetically accompanied by a convenience translation into dollars have been translated at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on March 24, 2004 which was C$0.82 per US$ and 1.2957 E per US$.

FORWARD-LOOKING STATEMENTS

Information included, attached to or incorporated by reference into this Annual Information Form may contain forward-looking statements. All statements, other than statements of historical fact, included or incorporated by reference herein are forward-looking statements, including, without limitation, statements regarding activities, events or developments that Acetex and its management expect or anticipate may occur in the future. These forward-looking statements can be identified by the use of forward-looking words such as "will", "expect", "intend", "plan", "estimate", "anticipate", "believe" or "continue" or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Readers of this Annual Information Form are cautioned not to place undue reliance on forward-looking statements contained herein, which are not a guarantee of performance and are subject to a number of uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include general economic and market conditions, changes in law, actions of competitors, the availability and cost of feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the chemicals business including the supply and demand for industrial chemicals and the risks attendant with producing and marketing industrial chemicals and carrying out major capital projects. Forward-looking statements in this Annual Information Form are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that all forward-looking statements involve risks and uncertainties, including those risks and uncertainties detailed in the filings with the U.S. Securities and Exchange Commission ("SEC") and the applicable Canadian securities commissions, copies of which are available from Acetex. WE URGE YOU TO CAREFULLY CONSIDER THOSE FACTORS.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this annual information circular are made as of the date hereof and Acetex undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.


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                                      -4-


INCORPORATION

The Company is a holding company and was incorporated under the laws of Alberta, Canada on December 1, 1994 as 634071 Alberta Ltd. On December 21, 1994, Articles of Amendment were filed wherein the name of the Company was changed to its present name. The principal office of the Company is 750 World Trade Centre, 999 Canada Place, Vancouver, British Columbia, V6C 3E1, Canada. The following diagram sets forth the corporate structure of the Company and certain of its subsidiaries (including jurisdictions of organization):

Unless otherwise indicated, the Company owns 100% of the outstanding share capital of each entity shown below (except for directors qualifying shares, where applicable).

                               [ACETEX CORPORATION
                                    (ALBERTA)
                                    FLOWCHART]


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GENERAL DEVELOPMENT OF THE BUSINESS

Effective February 9, 1995, Acetex Corporation ("Acetex") acquired the outstanding shares of Acetex Chimie S.A. ("Acetex Chimie") and Erkol S.A. ("Erkol"), both former subsidiaries of Rhone-Poulenc S.A. ("Rhone-Poulenc"), which operated certain of the acetic acid and acetic acid derivative businesses of Rhone-Poulenc located in France and Spain, respectively the "Acetyls Business".

On August 5, 2003 Acetex completed an arm's length acquisition transaction with AT Plastics pursuant to which AT Plastics was amalgamated with a subsidiary of Acetex and each shareholder of AT Plastics received 1/6 of an Acetex share for each AT Plastics share held. Acetex also assumed AT Plastics' employee stock option plans and, subject to certain adjustments, outstanding warrants of AT Plastics. AT Plastics operates a specialty polymer resins and film business in Alberta, Canada (the "Plastics Business").

On April 19, 2004 Acetex announced that it had finalized definitive joint venture agreements with National Petrochemical Industrialization Company (TASNEE Petrochemicals) regarding the construction of acetic acid, vinyl acetate monomer
(VAM) and methanol projects. The projects will be located at the petrochemical complex site of TASNEE Petrochemicals (an affiliate of National Industrialization Company) in Jubail Industrial City, Saudi Arabia. Saudi Aramco has allocated 160 mmfcf /day natural gas for this industrial complex. The front end engineering design for the methanol; and acetic acid project are almost complete and invitations to bid are to be sent out shortly. It is anticipated that construction will commence in about one year's time. To December 31, 2004 Acetex has spent approximately $4.7 million on these projects.

On October 27, 2004 the Company entered into an Arrangement Agreement with Celanese Corporation (formerly known as Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.) pursuant to which Agreement HNA Acquisition Inc. the assignee of the Agreement and an indirect wholly owned subsidiary of Celanese Corporation will, subject to regulatory approvals and all other conditions to closing, acquire all of the issued and outstanding common shares, warrants to acquire common shares and options to acquire common shares of Acetex. The Arrangement Agreement has been approved by special resolution of the holders of Acetex common shares, warrants and options and the Court of Queens Bench of Alberta but must still receive regulatory approval under the European Council Merger Regulation. The European Commission announced March 11, 2005 that it has opened an in depth investigation of the proposed acquisition and has stated that it has four months to make a final decision. Unless all conditions to closing (including regulatory approvals) have been completed by or waived prior to August 31, 2005, or such other date as the parties may agree upon, either Acetex or the buyer may rescind and terminate the Arrangement Agreement by written notice. Further information on the transaction may be found in Acetex's Information Circular dated December 10, 2004 which has been filed on SEDAR.

ACETYLS BUSINESS

GENERAL

The Acetyls industry consists primarily of acetic acid and VAM but also includes other downstream acetic acid derivatives that are ultimately used in the production of water based paints and solvents, adhesives, paper, beverage containers and textiles. Nexant CHEMSYSTEMS believes demand drivers for these products include general economic consumption, consumer preference for water-based interior paints as well as end use markets such as polyester fibres and textiles, plastic packing and pharmaceuticals.


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ACETIC ACID

The global acetic acid industry, as estimated by Nexant CHEMSYSTEMS, is a $3.8 billion market. The global acetic acid industry includes producers such as, Acetex, BP Chemicals Ltd. ("BP"), Celanese AG ("Celanese"), Daicel and Lyondell. The European market, which accounts for more than 85% of the revenues of the Acetyls Business, represents approximately 19% of global demand. Nexant CHEMSYSTEMS estimates that European acetic acid consumption will grow, driven by an increased demand for products derived from acetic acid, including VAM, acetic anhydride, PET for beverage containers, and water based paints and solvents.

Acetic acid producers, such as Acetex, BP and Celanese, typically have integrated production processes that captively use acetic acid to produce VAM and other derivatives. Acetic acid that has not been used by the producers' captive processes is sold into the merchant market. Acetic acid is traded globally primarily between the United States, currently a net exporter, Europe, currently a net importer, Asia and the Middle East.

Europe has, in recent years, become more reliant on imports of acetic acid due to continued demand, limited capacity expansions, and the closure of old, high-cost facilities in the region. As a result of increasing demand and limited additional capacity, Nexant CHEMSYSTEMS expects that Europe will continue importing acetic acid in the near future.

VAM

Nexant CHEMSYSTEMS estimates that the global market for VAM is approximately $3.85 billion, based on 2004 demand of approximately 4.67 million tonnes. The global VAM market includes producers such as Acetex, Celanese, BP, Dairen, Dow, DuPont, and Kuraray. Nexant CHEMSYSTEMS forecasts that the growing demand for resins in automobile safety glass, barrier films, and water-based adhesives and paints, will increase global VAM consumption.

Like the acetic acid market, certain large VAM producers have integrated methods that use VAM captively to produce polyvinyl acetate, ("PVAc"), polyvinyl alcohol ("PVOH"), ethylene vinyl alcohol ("EVOH") resins and other acetic derivatives. The balance of VAM is sold into the merchant market for third party use. VAM is a global market in which the United States has been traditionally a net exporter. Europe has historically been a major net importer of VAM due to steady demand growth and limited new capacity in the region.

According to Nexant CHEMSYSTEMS, there are no announced capacity increases in Europe through 2007 although small debottlenecks may be possible. As a result, demand growth is expected to continue to outpace production, which will require that European consumers import VAM from North America and Asia.

ACETIC ACID AND VINYL ACETATE DERIVATIVES

PVOH. According to Nexant CHEMSYSTEMS global sales in 2003 for PVOH were approximately $2.9 billion. The largest producers of PVOH include Acetex, Celanese, Chang Chung, DuPont, Kuraray and Nippon Gohsei. Demand growth for PVOH is expected to be driven largely by the adhesives, textiles and paper industries in terms of volume. PVOH is also consumed in the production of polyvinyl butyral ("PVB") resins and films. PVB is consumed in a variety of applications including primarily in the manufacture of laminated film for automobile safety glass.


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ACETIC ANHYDRIDE. According to Nexant CHEMSYSTEMS Acetic anhydride is estimated to be a $1.56 billion global market in 2004. Demand for acetic anhydride is driven by the production of cellulose acetate, pharmaceuticals (such as aspirin and paracetamol), bleaching agents for detergents, dyes and agro-chemicals. Acetic anhydride production accounts for around 13.5% of the global market consumption of acetic acid as acetic anhydride can also be made from coal and in swing plants using the process of reacting methyl acetate with carbon monoxide in an analogous method to most commercial acetic acid processes. Demand growth for acetic anhydride will be restrained by limited growth in cellulose acetate for cigarette filter tow, fibre and plastic applications.

ACETATE SOLVENTS. According to Nexant CHEMSYSTEMS the global market for acetate solvents was approximately $2.3 billion in 2004. These chemicals are water based and are used in inks, paints and coatings, and pharmaceuticals. The total demand for acetate solvents was approximately 2.1 million tonnes in 2004 and Nexant CHEMSYSTEMS believes it will gradually increase due to growing demand for environmentally friendly interior paints and coatings.

PURIFIED TEREPHTHALIC ACID. According to Nexant CHEMSYSTEMS of total acetic acid consumption, approximately 20.4% is used as feedstock for the production of purified terephthalic acid ("PTA"). The global PTA market was approximately $32.8 billion for 2004. European producers accounted for 8.7% of global capacity and produced 2.4 million tonnes in 2004 compared to a global output of 28 million tonnes. PTA is used to make polyethylene terephthalate ("PET") for beverage and household product packaging and for polyester fibre for carpeting and apparel applications. Demand for PET is driven by its attractive environmental and cost profile, which has prompted beverage manufacturers to switch from glass to PET bottles for soft drinks and beer. While PET production is the primary growth driver for PTA, it is also used in polyester textiles, engineering polymer production, polybutylene terephthalate and polytrimethylene terephthalate performance fibres. Nexant CHEMSYSTEMS anticipates that global demand for PTA will grow at an annual rate of 6.2% through 2004.

COMPETITION

According to Nexant CHEMSYSTEMS, the Acetyls industry consists of a number of producers world wide, including Acetex, Celanese, Daicel, Eastman, Lyondell and BP, as well as a large number of smaller producers. The industry is highly competitive, with competition primarily based on reliability of supply, process technology and price.


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                                      -8-


The diagram below provides a summary of the major global end-uses of acetic acid in 2004:


                                   [GRAPHIC]


PROCESS TECHNOLOGY

Under the Monsanto Process, acetic acid is produced through the carbonylation of methanol, a process whereby methanol is converted into methyl iodide and then reacted with carbon monoxide in the presence of a rhodium-halide catalyst. A number of acetic acid producers utilize other production technologies, the most common of which is acetaldehyde derived from ethylene or occasionally acetylene.

Acetex's major competitors have access to the Monsanto Process. A majority of the world's acetic acid capacity is based on the Monsanto Process or enhancements.

The Company believes that most of the patents relating to the Monsanto Process have expired. As a result, existing producers and other potential competitors may have access to the Monsanto Process for new and expanded facilities.

Technical improvements to the Monsanto Process have been patented and applied by BP, Celanese, Acetex and others to their Monsanto-based acetic acid plants. These changes, based on the use of different catalysts, generally increase the capacity of existing acetic acid plants, thereby reducing the fixed operating costs per tonne of acetic acid.

Other processes to make acetic acid are being developed and could be commercialized over the medium term according to Nexant CHEMSYSTEMS. These include processes based on ethane and butylene-rich petrochemical streams. During the first half of 2005 SABIC will start up its 30,000 tonnes per year SABOX(R) demonstration unit in Saudi Arabia which converts ethane into acetic acid.


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                                      -9-


ACETIC ACID, VAM AND METHANOL PRICES

The prices for acetic acid and VAM are not publicly posted on a regular basis. The majority of European acetic acid and VAM is sold on a quarterly contract price basis. Supply contracts generally specify a minimum and a maximum volume.

The Rotterdam contract price is the main indicator of methanol prices for Europe. This price is negotiated quarterly between major customers and suppliers in Europe. Minimum and maximum volumes are generally specified in supply contracts. Methanol is also sold on a spot price which is quoted on a daily basis.

ACETEX' PRODUCTS

The principal products of the Company's Acetyls Business' are acetic acid and VAM which together represented more than 70% of the sales of that business for 2004. Acetex' products also include acetic acid derivatives: acetic anhydride, polyvinyl alcohol, polyvinyl acetate, and acetate solvents. The products are sold throughout Europe. The following table sets forth certain production volume information relating to the Acetyls Business' products:

-------------------------------------------------------------------------------------------------------------------
                                                  YEAR ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------
                                       2000     2001     2002     2003     2004         PRODUCTION FACILITY
-------------------------------------------------------------------------------------------------------------------
                                                 (thousands of tonnes)
-------------------------------------------------------------------------------------------------------------------
Acetic acid:
-------------------------------------------------------------------------------------------------------------------
        Total produced..............   360      386      377      385      400     Pardies Plant
-------------------------------------------------------------------------------------------------------------------
        Captive use (a).............   171      171      162      162      166
-------------------------------------------------------------------------------------------------------------------
VAM
-------------------------------------------------------------------------------------------------------------------
        Total produced..............   130      143      139      134      136     Pardies Plant
-------------------------------------------------------------------------------------------------------------------
        Tolled (b)..................    42       39       37       42       39     Celanese Iberica S.L. and
                                                                                   Dairen, Taiwan
-------------------------------------------------------------------------------------------------------------------
        Captive use (a).............    31       31       34       37       37
-------------------------------------------------------------------------------------------------------------------
Acetic Anhydride
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      Produced (d)..................                      12       28       31     Rhodia's Roussillon Facility is
-------------------------------------------------------------------------------------------------------------------
      Tolled (b)....................    27       26       16        -        -     Acetex facility since July 2002
-------------------------------------------------------------------------------------------------------------------
Polyvinyl Alcohol
-------------------------------------------------------------------------------------------------------------------
      Produced:.....................    18       17       18       19       19     Tarragona and Guardo Plants
-------------------------------------------------------------------------------------------------------------------
Polyvinyl Acetate
-------------------------------------------------------------------------------------------------------------------
      Produced:.....................    .6       .7      2.2      3.7      4.2     Guardo & Roussillon Plant
-------------------------------------------------------------------------------------------------------------------
Acetic Solvents (c)
-------------------------------------------------------------------------------------------------------------------
      Tolled (b)....................    14       12        -        -        -     Rhodia's Melle and
                                                                                   Pont-de-Claix Facilities
-------------------------------------------------------------------------------------------------------------------

(a) Represents the portion of acetic acid or VAM production, as the case may be, used as a feedstock in downstream production of the Company's other products.

(b) Represents toll manufacturing arrangements whereby the Company delivers acetic acid to Rhodia, CISL and Dairen for reprocessing into certain acetic acid derivatives and VAM, respectively, which are then sold or used by the Company. The Roussillon facility was acquired by Acetex in July 2002.

(c)  All Acetic Solvents tolling agreements were terminated before 2002.


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                                      -10-


(d) Acetic anhydride production figures do not include the concentration of diluted acetic anhydride from and for Rhodia. The corresponding volumes were 1.5, 6.5, 5.6, 2.7 thousand tonnes from 2001 to 2004 respectively.

ACETIC ACID

Acetic acid is a key chemical intermediate with applications in a wide range of industrial and commercial end products and is the principal feedstock for VAM and acetic acid derivatives. For the year ended December 31, 2004, the Company produced 399,923 tonnes of acetic acid at the Pardies facility of which approximately 58% was sold in the merchant market with the balance used in the production of VAM and acetic acid derivatives.

VAM

VAM is the principal acetic acid derivative product and is a key chemical intermediate used in the production of polyvinyl alcohol, polyvinyl acetate, ethylene vinyl acetate and ethylene vinyl alcohol, which are principally used in the production of solvent-free adhesives, paints and resins. For the year ended December 31, 2004, the Company produced 136,284 tonnes of VAM at the Pardies Plant and 39,445 tonnes via tolling arrangements with CISL for a total of 175,729 tonnes, of which the Company sold approximately 79% in the merchant market, with the remaining production used by the Company in its production of polyvinyl alcohol and polyvinyl acetate.

ACETIC ACID DERIVATIVES

ACETIC ANHYDRIDE

Acetic anhydride is primarily used in the production of cellulose acetate (which is used in the production of tow for cigarette filters), pharmaceuticals, bleaching agents for detergents, dyes and agro-chemicals. Until July 2002 the Company's acetic anhydride was produced pursuant to a toll manufacturing agreement with Rhodia (the "Toll Manufacturing Agreement") at its chemical plant in Roussillon, France. Since Acetex purchased the assets on June 30, 2002, it produces acetic anhydride (as well as polyvinyl acetate for chewing gum) on the site. In 2004, 30,452 tonnes of acetic anhydride were produced and sold in the merchant market.

POLYVINYL ALCOHOL AND POLYVINYL ACETATE

The Company produces up to 50 grades of polyvinyl alcohol, which is used in a variety of products and industries including adhesives, coatings, textiles, paper and polyvinyl butyral. Polyvinyl acetate is used in the production of plastics and chewing gum. In 2004, the Company produced 18,914 tonnes of polyvinyl alcohol and 4,178 tonnes of polyvinyl acetate. These are sold in the merchant market.


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                                      -11-


PRODUCTION PROCESS


                            [GRAPHIC OF FLOW CHART]


The Pardies Plant produces acetic acid using the Monsanto Process and VAM using an acetylene process. The integrated design of the Pardies Plant provides Acetex with the ability to use product streams as feedstocks for further derivative products or for sale to third parties, as illustrated below:

(1) Oxygen and natural gas are burned at high temperatures and subsequently cooled, thereby producing acetylene, carbon monoxide and hydrogen. Hydrogen and carbon monoxide are removed in a separation unit and the resulting product is acetylene. The carbon monoxide is used in the production of acetic acid; the hydrogen is sold to Yara (previously referred to as Norsk Hydro), which owns and operates a chemical production facility at the Pardies Complex; the acetylene is used in the production of VAM by the Company. In order to increase production of acetic acid by 70,000 tonnes/year, the Company has been purchasing carbon monoxide from Yara since 1997.

(2) Acetic acid is produced at the Pardies Plant pursuant to the Monsanto Process by reacting carbon monoxide with methanol and passing the mixture over a rhodium-halide catalyst.

(3) VAM is produced at the Pardies Plant by reacting acetic acid with acetylene and passing the mixture over a zinc acetate catalyst.

(4) Acetic acid produced at the Pardies Plant is also the principal feedstock in the production of acetic anhydride at Roussillon. Acetic anhydride is produced using the ketene process, which breaks down acetic acid into ketene and water. The resulting ketene is then reacted with acetic acid to form acetic anhydride.

(5) VAM produced by the Company at the Pardies Plant is the principal feedstock for the Company's polyvinyl alcohol and polyvinyl acetate production at Guardo. VAM produced through CISL is the


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                                      -12-


     principal feedstock for polyvinyl alcohol production at Tarragona and polyvinyl acetate production in Roussillon. Polyvinyl alcohol is produced by polymerizing VAM to form polyvinyl acetate, which is then hydrolyzed to form polyvinyl alcohol. During an intermediate stage of producing polyvinyl alcohol, methyl acetate is formed. Methyl acetate may be broken down into its component parts of methanol, for reutilization in the production of polyvinyl alcohol, and acetic acid, for reutilization in the production of VAM, or sold in the merchant market.

SALES AND MARKETING

SALES

Acetex' acetyls products are generally sold to a limited number of large-volume customers, many of whom are among the largest chemical companies in Europe. For 2004, Arkema, ICI and Rhodia accounted for approximately 28% of Acetex' total revenues.

The following table sets forth the geographic breakdown by percentage of sales of acetyl products for 2004.

              -------------------------------- -----------------
                      Country/Region            Percentage of
                                                  2004 Sales
              -------------------------------- -----------------

              -------------------------------- -----------------
              France                                 20%
              -------------------------------- -----------------
              Spain/Portugal                         15%
              -------------------------------- -----------------
              Italy                                  14%
              -------------------------------- -----------------
              Germany                                13%
              -------------------------------- -----------------
              Benelux                                13%
              -------------------------------- -----------------
              UK                                     10%
              -------------------------------- -----------------
              Other European Union                    3%
              -------------------------------- -----------------
              Other                                  12%
              -------------------------------- -----------------
                                                     100%
              -------------------------------- -----------------

MARKETING

The Company's marketing strategy for its Acetyls Business is to maintain its strong customer base and expand its market share. Marketing offices are located in Germany (also covering Austria and Switzerland), Italy, Spain, and the United Kingdom (also covering Netherlands and Scandinavia). Marketing and sales for France and Belgium are served by marketing officers located at the European head office in Neuilly sur Seine, near Paris, France. The Company currently markets and sells its products in other areas mainly through Rhodia's worldwide marketing network pursuant to an agency agreement (the "Agency Agreement") entered into in connection with the Acquisition.

RAW MATERIALS

The principal feedstocks for the Company's acetic acid products are methanol, oxygen and natural gas. The Company has a fixed price methanol supply contract with a subsidiary of Methanex to purchase approximately 40-50% of its annual requirements. Methanex supplies the Company with methanol produced from Titan Methanol Company's methanol facility in Trinidad. This contract will terminate in 2010 and is automatically renewable on an annual basis thereafter unless ninety days prior notice has been given. The Company purchases its remaining methanol requirements in the merchant market with pricing formulas based on a blend of European spot and contract prices. Methanol prices have historically been cyclical and can be highly volatile.


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                                      -13-


Acetex obtains its oxygen requirements from Air Liquide pursuant to a contract that is due to expire May 7, 2006. The price under this contract is indexed to the Company's cost of electricity. Acetex obtains a portion of its carbon monoxide requirements from Yara France (formerly Norsk Hydro group) pursuant to a contract that is due to expire March 31, 2007. The price under this contract includes a fixed base amount and a variable cost based on cost of natural gas.

The aggregate minimum annual obligation under these contracts concerning methanol, oxygen and carbon monoxide is approximately $28 million.

The Company currently purchases all of its Pardies natural gas requirements pursuant to a contract with TEGAZ (formerly GSO) which expires June 30, 2005. TEGAZ supplies natural gas from the nearby deposit in Lacq, France, by direct pipeline connection to the Pardies Plant and has been the supplier to the Pardies Plant since it came on line. The composition of the natural gas will change from September 2005 onwards. The new composition and its effect on the Pardies Plant is now sufficiently well established to allow negotiations to commence for the period beyond June, 2005.

EMPLOYEES

At December 31, 2004, the Company's Acetyls Business had a total of 555 employees, with 412 located in France, 135 located in Spain and the balance located in the Company's other European sales offices.

All of the Company's employees in France and Spain are covered by chemical workers' collective bargaining agreements. Three French labour unions, the CONFEDERATION GENERALE DU TRAVAIL, the CONFEDERATION FRANCAISE DEMOCRATIQUE DU TRAVAIL and the CONFEDERATION DES CADRES, represent Acetex's employees in France. Two Spanish labour unions, the COMISIONES OBRERAS and UNION GENERAL DE TRABAJADORES, represent the Company's employees in Spain. The Company believes it complies with all legal requirements with respect to providing information to and consulting with labour union representatives.

The Company has not experienced any significant labour strikes or work stoppages in France and Spain and believes that its relations with its employees are satisfactory. In December, 1999 and January, 2000, the Pardies plant was shut down for a total of 6 days, as a result of a strike-lockout triggered primarily by French labour law changes reducing the working week in France from 39 hours to 35 hours. Agreement was reached during the first week of January, 2000 on the application of the new law at the Pardies plant.

DESCRIPTION OF PROPERTY

PARDIES PLANT

The Pardies Plant, is situated on approximately 220 acres owned by the Company, which forms part of a larger industrial chemical site, in south western France. The acetic acid production capacity is 400,000 tonnes and the VAM production capacity is 150,000 tonnes.

The following table sets forth certain operating and other information with respect to the Pardies Plant:


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                                      -14-

----------------------------------------------------------------------------------------------------------------------
                                                                    YEAR ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------
                                                2000           2001           2002           2003           2004
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
ACETIC ACID
----------------------------------------------------------------------------------------------------------------------
Production capacity (tonnes) (a)              400,000        400,000         400,000       400,000        400,000
----------------------------------------------------------------------------------------------------------------------
Production volumes
----------------------------------------------------------------------------------------------------------------------
       Actual tonnes                          359,701         385,862       376,752        385,422        399,923
----------------------------------------------------------------------------------------------------------------------
       Average daily tonnes                       985           1,057         1,032          1,056          1,093
----------------------------------------------------------------------------------------------------------------------
       Days operated                              328             365           342            329            342
----------------------------------------------------------------------------------------------------------------------
       Capacity utilization                        90%             96%           94%            96%           100%
----------------------------------------------------------------------------------------------------------------------
       Scheduled shutdowns (days) (b)              31               0            20              0             17
----------------------------------------------------------------------------------------------------------------------
       Unscheduled shutdowns (days)                 6               0             3             36(c)           7
----------------------------------------------------------------------------------------------------------------------
VAM
----------------------------------------------------------------------------------------------------------------------
Production capacity (tonnes) (a)              150,000         150,000       150,000        150,000        150,000
----------------------------------------------------------------------------------------------------------------------
Production volumes
----------------------------------------------------------------------------------------------------------------------
      Actual tonnes                           129,964         143,219       138,905        133,536        136,284
----------------------------------------------------------------------------------------------------------------------
      Average daily tonnes                        356             392           381            366            372
----------------------------------------------------------------------------------------------------------------------
      Days operated                               333             365           348            340            349
----------------------------------------------------------------------------------------------------------------------
      Capacity utilization                         87%             95%           93%            89%            91%
----------------------------------------------------------------------------------------------------------------------
      Scheduled shutdowns (days) (b)               28               0            17              0             14
----------------------------------------------------------------------------------------------------------------------
      Unscheduled shutdowns (days)                  4               0             0             25(c)           3
----------------------------------------------------------------------------------------------------------------------

(a) Calculated to give effect to the average number of days for scheduled shutdowns over a six-year period.

(b) During scheduled shutdowns, VAM production can often be more quickly restored, though sometimes at reduced levels, using stored acetic acid and acetylene.

(c) Force majeure was declared for 21 days in August-September 2003 because of an incident in the intermediate syngas storage tank. The other significant shutdown in 2003 was due to a temporary malfunction of the hydrogeneration catalyst.

Due to the proximity of the Pardies Plant to its primary source of natural gas, major transportation centers and Acetex' primary customer base, transportation and other logistical costs have been relatively low and stable. The Pardies Plant is located approximately 50 miles from the Bayonne port, has a direct link to the French national railway network and is close to major trucking routes. The Company believes it has an adequate supply of owned and leased railcars for transporting finished products and raw materials. The Company also maintains shipping contracts, generally for one- or two-year terms, for substantially all of its shipping needs in Europe and abroad.

The Pardies Plant has its own on-site storage facilities for 7,200 tonnes of acetic acid, 4,100 tonnes of VAM and 9,300 tonnes of methanol. In addition, the Company has long-term contracts for the storage of 6,800 tonnes of acetic acid, 4,000 tonnes of VAM and 13,600 tonnes of methanol at the Bayonne port. The Company has additional storage on contract in other shipping ports near major customers in Belgium, the United Kingdom, and Spain.

TARRAGONA PLANT AND ERFEI

The Tarragona Plant and Erfei are located on the same industrial site in Tarragona, Spain, south of Barcelona. The Tarragona Plant consists of an 18,000 tonne polyvinyl alcohol production unit. The Tarragona Plant schedules twelve day shutdowns approximately every eight months in connection with cleaning and general maintenance of equipment.

The Company holds, through Erkol, a 45% interest in Erfei, a 13-mega watt electrical co-generation facility. Erfei's electricity production is sold to the local branch of Endesa Distribution, belonging to the Spanish Endesa electricity utility group that owns a 42% interest in Erfei.

GUARDO PLANT

The Guardo Plant is located in northwest Spain and consists of a 2,400 tonne polyvinyl alcohol production unit and a 1,000 tonne polyvinyl acetate production unit. The Guardo Plant produces polyvinyl alcohol on a batch production basis and, therefore, maintenance is done on an as-needed basis.

ROUSSILLON PLANT

The Roussillon Plant is located in southeast France and consists of a 31,000 tonne capacity acetic anhydride production unit and a 3,900 tonne capacity food-grade polyvinyl acetate production unit. Due to several improvements in 2004 the polyvinyl acetate yearly production capacity increased by 200 tonnes. The Roussillon Plant produces polyvinyl acetate on a batch production basis and, therefore, maintenance is done on an as-needed basis. Maintenance on the acetic anhydride production lines are mostly done during minor and partial stops on an on going basis.

The Company does not own any real property related to its Acetyls Business other than the Pardies, Tarragona, Guardo and Roussillon Plants. Part of the Guardo site is leased. The Company leases office space for its principal Acetyls Business office in Neuilly sur Seine and the offices of its marketing subsidiaries.

OPERATING AND OTHER MATERIAL AGREEMENTS

MONSANTO PROCESS LICENSE

Acetex holds a non-exclusive license to use the Monsanto Process. The license is fully paid for and is royalty-free. Most of its major competitors have access to the same Monsanto Process. However, most of these competitors also have acetic acid production utilizing other processes as well.

AGREEMENTS WITH RHODIA

In connection with the acquisition of its Acetyls Business, Acetex entered into a series of agreements with Rhodia. The following is a summary of the principal terms of those agreements in force during 2003.

SUPPLY AGREEMENTS

The Company currently has contracts with Rhodia to supply from 48,000 to 53,000 tonnes of acetic acid and 3,506 tonnes of acetic anhydride. The acetic acid contract expires December, 2008 and the acetic anhydride contract expires December 31, 2005.

AGENCY AGREEMENT

Acetex continues to use Rhodia's marketing network with respect to countries representing minor or non-strategic markets (outside of Europe). Rhodia charges Acetex an arm's-length commission for the services based on invoiced sales.

CISL AGREEMENT

Rhodia, CISL and Celanese entered into a toll manufacturing agreement (the "CISL Agreement") in November, 1992, pursuant to which CISL produced VAM for Rhodia. In December, 1994, Rhodia and CISL increased the amount of VAM to be produced under the Agreement from 20,000 tonnes to 40,000 tonnes effective October 1, 1995. The CISL Agreement was not transferred to the Company. Rhodia and the Company now operate under an informal arrangement whereby the Company furnishes acetic acid to CISL for processing into VAM under Rhodia's name and Rhodia handles certain administrative matters relating to the CISL Agreement. The Company has indemnified Rhodia for any losses or liabilities it may incur in connection with the Company's material breach or material failure to fulfil Rhodia obligations under the CISL Agreement. The CISL Agreement terminates at the end of September, 2005. Negotiations are underway between Celanese and the Company to renegotiate a renewal of the contract.

REGULATION

Acetex' operations in France and Spain are subject to national, regional and local laws and regulations, including laws concerning air quality, hazardous and solid wastes, chemical management, water quality, ground pollution and the remediation of environmental pollution relating to its properties and operations. Environmental regulation in France and Spain is also affected by developments in European Union ("EU") law and EU directives. The Company's subsidiaries hold various environmental permits granted by local authorities for operations at its Pardies, Roussillon, Tarragona and Guardo Plants, and are required to conduct their operations in accordance with conditions specified in these operating permits. Plant expansions are also subject to securing environmental operating permits. All such permits are subject to revocation, modification and renewal. The Company believes that its facilities are being operated in compliance in all material respects with applicable environmental, health and safety requirements.

The Company has made and will continue to make the necessary capital expenditures needed for environmental remediation and compliance with applicable environmental requirements. The Company believes that compliance with current environmental requirements in France and Spain will not have a material adverse effect on its future rate of capital expenditures, financial condition or results of operations. However, environmental requirements have changed rapidly in recent years and are expected to evolve rapidly in the future. The Company may be subject to more stringent environmental requirements at various regulatory levels that may require the Company to make substantial additional capital expenditures to repair or upgrade facilities. It is also possible that remedial activities, if required, could interfere with the Company's manufacturing operations. It is difficult to predict the ultimate costs to come into compliance with changing regulatory standards under environmental laws and the time period during which such costs are likely to be incurred.

FRANCE

The Pardies Plant is an INSTALLATION CLASSEE under French environmental law which requires the Company to operate the Pardies Plant pursuant to an authorization from the DIRECTION REGIONALE DE L'INDUSTRIE, DE LA RECHERCHE ET DE L'ENVIRONNEMENT (the "DRIRE"). Because of the additional investments and changes in operations effectuated at the Pardies Plant, the operating permit was amended in 1997, which required the reduction of emission levels and the modification of certain facilities at the Pardies Plant prior to the year 2000. Such operating permit was modified in 1998 and the time period afforded the Company to comply with the requirements of the amended permit was subsequently extended until July 2003. The modifications required by this new permit include: (i) installation of containment devices to protect against spills from railroad cars and tanks; (ii) construction of storage facilities for carbon black generated by operations; and (iii) construction of ponds to capture run-off water used for fire suppression in the event of a fire. With the permission of the DRIRE, the Company is currently not obligated to construct the run-off ponds until further notice. The other modifications have been made. In the case of railroad cars the DRIRE accepted that the Company install new automated security measures avoiding possible spills instead of containment devices. A portion of the total cost for completion of the requirements imposed by the DRIRE will be borne by Rhodia. Rhodia has agreed to be responsible for approximately E0.8 million with respect to these costs. See "Remedial Actions and Indemnity Agreement" below.

The Company is not in a position to determine what, if any, modifications will be made in the future to the operating permit for its Pardies Plant. Any such modifications could require significant expenditures by the Company or significant changes in the current operating procedures at the Pardies Plant.

In addition, upon a change of control of an INSTALLATION CLASSEE, French law requires the seller of the INSTALLATION CLASSEE to disclose to the buyer all material environmental risks at the site known to the seller and, in certain circumstances, to pay for the costs of remediating any pollution caused by the seller prior to the change of control. As discussed more fully below in "Remedial Actions and Indemnity Agreement", in connection with the sale of the Pardies Plant, Rhodia submitted to the DRIRE a Phase II environmental report in order to permit the DRIRE to determine what, if any, remedial actions would be required of Rhodia. Rhodia and the DRIRE have agreed on the scope of such remedial actions, which have now been performed by Rhodia. The DRIRE has inspected the Pardies Plant and has issued an order of the Prefect ("arrete prefectoral"), confirming Rhodia's completion of the required remedial actions.

The Company has notified the DRIRE that following its acquisition of the polyvinyl acetate, acetic anhydride and acetate isopropenyl assets from Rhodia on June 30, 2002, it is now the operator of the Roussillon Plant, which is also an "INSTALLATION CLASSEE." The Company received a new "ARRETE PREFECTORAL" from the DRIRE which is currently under review.

In 2002, pursuant to French law requirements, the Company has implemented a security management system ("systeme de gestion de la securite") in the Pardies Plant which was inspected successfully by the DRIRE in September 2002. The Company has proposed a biological treatment for the carbon black to the DRIRE and received agreement to allow a test. The Company has received new orders for:
(i) reduction of volatile organic compounds; and (ii) reduction of water consumption. The Company has started studies to determine the necessary investments required to comply with these orders and will negotiate the timetable of implementation.

The site of the Pardies Plant is under Seveso II classification and the Company has been requested to produce a study of the potential impacts of major incidents ("etudes de danger"). The studies were conducted in 2004 by third parties and the Company is now waiting for comment from DRIRE. Under the same order, Acetex has been requested, together with the other companies on the site, to study how a major incident affecting one company would affect the others.

ISO 14001 certification of the Pardies Plant was obtained in November 2003.

SPAIN

Spain has adopted the bulk of the EU directives encompassing air quality standards, emission limits, water protection standards and waste disposal rules, and has also adopted a national administrative framework for water protection. Any polluting discharge into water requires a permit from the local authorities (the Confederacion Hidrografica). Spanish environmental legislation generally prohibits the accumulation in the subsoil of toxic or dangerous substances, although there are no precise guidelines either at the EU level or in Spanish national legislation. Criminal and civil penalties exist for violations of Spanish environmental law.

While national legislation applies throughout Spain, administrative oversight, permitting procedures and enforcement used to be primarily local. However, as a consequence of the adoption of the EU directives in Spain (IPPC : 96/61/CE), authority was given to the Environmental Department of the Government (regional level) to (i) make a new and more detailed review of all chemical operating permits already issued by the municipalities and renew their approvals before 2007, and (ii) approve all new activities and expansions of existing units.

In Catalonia, where the Tarragona Plant is located, environmental regulation used to be largely implemented at the level of the greater metropolitan area, with local operating licenses, the primary means of enforcing environmental legislation, issued by the municipal government. Until 2001, the Tarragona Plant had an operating permit issued by the Tarragona municipality. As a consequence of the adoption of the EU directives, the recent expansion of the Tarragona Plant had to be authorized by the Catalonian Government. Erkol, the Company's Spanish subsidiary, took advantage of this opportunity to ask for the complete revision of the Tarragona Plant operating permit. Thus, in August 2001, Erkol was successful in obtaining a global operating permit from the Catalonian Government.

This permit has been amended in 2004 to allow 22,000 tonnes of production.

The ISO 14001 and EMAS (Environmental Management and Audit System) certifications of the Tarragona Plant were renewed in 2001.

The Guardo Plant has operating permits issued by the Guardo municipality and the Confederacion Hidrografica, the local representative of the Ministry of Public Works and Transport, which supervises compliance with the plant's water discharge permit. Erkol is waiting for the Castilian Government to start reviewing the Guardo Plant operating permits. This is expected to occur in 2005 or 2006.

The ISO 14001 certification of the Guardo Plant was obtained in December 2002 and the EMAS certification was achieved in 2003.

REMEDIAL ACTIONS AND INDEMNITY AGREEMENT

In connection with the disposition of the Pardies Plant to Acetex, Rhodia commissioned an environmental consulting firm to prepare both a Phase I environmental report (the "Pardies Phase I Report") and a Phase II environmental report (the "Pardies Phase II Report"). The assessment for the Pardies Phase I Report consisted of a pre-site visit questionnaire, an initial review of available documents, a site visit and further evaluation of relevant information. The assessment for the Pardies Phase II Report, completed in December, 1994, consisted of excavation of test pits, surface soil sampling, installation and sampling of groundwater monitoring wells and collection of surface water samples. The Pardies Phase II Report, along with other data, was submitted to the DRIRE in order to permit the DRIRE to determine the actions (the "Remedial Actions") required to be taken to address certain problems relating to soil and groundwater pollution at the Pardies Plant (the "Identified Problems").

Rhodia is solely responsible for all Remedial Actions required to be taken in connection with the Identified Problems without regard to cost, expense or time. Such Remedial Actions have now been performed at Rhodia's expense. In addition, notwithstanding completion of the Remedial Actions, Rhodia remains solely responsible for any additional remedial measures relating to the Identified Problems that may be required by any governmental agency unless such additional remedial measures (i) are required in connection with a change in environmental law or environmental permits (including a change in the Pardies Plant's operating permit) or (ii) are required as a result of pollution generated jointly by Acetex and Rhodia.

Any remedial actions required as a result of any change in or cessation of the activities of the Pardies Plant are to be borne solely by the Company.

The Company has identified certain potential contractual breaches relating to the site's compliance with the operating permits regulating the Pardies site at the time of the Acquisition from Rhodia. Rhodia Intermediaires (successor of Rhodia) has now paid for the two claims subject to the assumption of expenses by the Company.

In addition to the Pardies environmental reports, Rhodia and the Company commissioned an environmental consulting firm to complete a Phase II report for the Guardo Plant (the "Guardo Phase II Report"), which has been finalized and submitted to the relevant environmental authorities in order to permit such authorities to determine what actions (the "Guardo Remedial Actions") must be taken to remedy the identified problems (the "Guardo Identified Problems"). The authorities have established the scope of the Guardo Remedial Actions.

Rhodia is solely responsible for all Guardo Remedial Actions required to be taken in connection with the Guardo Identified Problems, without regard to cost, expense or time. Such Guardo Remedial Actions have now been performed by Rhodia. In addition, notwithstanding completion of the Guardo Remedial Actions, Rhodia remains solely responsible for any additional remedial measures relating to the Guardo Identified Problems that may be required by any governmental agency unless such additional remedial measures are remedial actions (i) required in connection with a change in environmental law or environmental permits (including a change in the Guardo Plant operating permit), or (ii) are required as a result of pollution generated jointly by the Company and Rhodia. Any remedial actions required as a result of a change in or cessation of the activities at the Pardies Plant or the Guardo Plant would be borne solely by the Company.

In connection with the acquisition of the polyvinyl acetate, acetic anhydride and acetate isopropenyl assets ("acquired assets") located at Rhodia's Roussillon facility in 2002, Rhodia agreed to fully indemnify the Company for pollution in the Roussillon industrial complex unrelated to the acquired assets. Rhodia also agreed to indemnify the Company pursuant to a declining scale and subject to a deductible and an aggregate limit of E2.25 million with respect to soil and groundwater contamination related to the acquired assets. The environmental consulting firm URS prepared a baseline study to determine the nature and level of pollution at the Roussillon site. Although URS detected low concentrations of certain pollutants (acetic acid and acetone) in the soils that are related to the acquired assets, it is not expected that any remedial action will be required. URS also detected certain pollutants in the soil and groundwater that are not, based on the information provided by Rhodia, generated by the acquired assets, and as to which Acetex is fully indemnified by Rhodia.
A guaranty has been given in favor of Rhodia to secure indemnification for environmental obligations. Such guaranty covers any loss which might be suffered by Rhodia by reason of a claim from a third party, an action by public authorities or remediation required or negociated with public authorities and resulting from (i) pollution beyond the agreed level existing at closing up to the surplus, (ii) pollution for which the relevant Company affiliate is responsible under the agreed declining scale or (iii) a breach of certain environmental covenants (including the obligation not to carry out drilling works in the soil without Rhodia's prior approval). Accordingly, the Company does not believe that it has any material financial obligations with respect to environmental contamination at the Roussillon complex.

AT PLASTICS BUSINESS

GENERAL

AT Plastics develops and manufactures specialty plastic resins ("Specialty Polymers") and film products ("Films") for a number of niche end markets in North America and around the world. Through unique process engineering, AT Plastics has developed proprietary and patented processes designed to meet evolving customer requirements for high quality, specialized products and services. Operating from a manufacturing facility in Edmonton, Alberta, AT Plastics produces specialty plastic resins and compounds for applications such as thermal laminating, hot-melt adhesives, automotive products, packaging and medical products, as well as film products for agricultural and horticultural markets. AT Plastics sells its products to over 300 primary customers in the United States, Canada and the rest of the world. In 2004, 73 % of AT Plastics' sales were to US customers, 15 % to Canadian customers and 12 % to customers outside Canada and the US.

INDUSTRY OVERVIEW

The plastics industry is a multi-billion dollar industry consisting of commodity and specialty resin producers, compounders, fabricators, additive suppliers and machinery and equipment manufacturers. Large volume commodity resins include polyethylene, polypropylene, polyvinyl chloride and polystyrene. Specialty and engineering resins include polyamides (nylon), thermoplastic elastomers, polycarbonates and ethylene copolymers such as EVA, ethylene ethyl acrylate ("EEA"), ethylmethyl acrylate ("EMA") and ionomers.

Polyethylene is the most widely used thermoplastic in the world and is one of the principal plastics used in the manufacture of hundreds of consumer and industrial products. In general, polyethylene offers a number of properties suitable for many different end uses. There are three main types of polyethylene: low density polyethylene ("LDPE"), linear low-density polyethylene ("LLDPE"), and high density polyethylene ("HDPE").

AT Plastics participates only in the LDPE segment of the polyethylene market with a focus on specialty LDPE homopolymers and medium/high EVA copolymers (those with greater than 5% vinyl acetate monomer content). This differentiated segment of the LDPE market is estimated to be approximately 20% of the total LDPE market.

AT Plastics' specialty polymers are used to produce thermal laminating products, hot-melt adhesives, foam, automotive components, pipe, medical tubing and food, industrial, pharmaceutical and other consumer packaging. Being highly specialized and marketed in relatively small quantities, resins for many of these markets tend to be of limited interest to larger producers. These markets also require a high level of product development capability and an intense level of sales and technical service interaction with the customer.

AT Plastics films are used in the agricultural market (silage bages, silage sheeting and lastic tubes), horticultural market (greenhouse and overwintering films) and industrial market (construction waterliner and closure films). Films benefits from cost and knowledge sharing with the Specialty Polymer business. AT Plastics films are produced using externally sourced resins as well as captively produced specialty polymer resins, both of which enhance the films' characteristics. Films participates in two specialty markets (Silage and Greenhouse & Nursery) and complements the seasonal nature of these markets with discretionary commodity sales to the industrial market and sales to markets in the southern hemisphere.

The most significant change in AT Plastics' competitive environment in Films has been the active participation of off-shore manufacturers, primarily from Europe and South America. The market strategy of European and South American producers in the North American films market has been to offer large amounts of low-quality, inexpensive commodity products. AT Plastics' has maintained its market share by offering high-quality specialty products and by emphasizing customer service and product availability.

COMPETITION

AT Plastics is the only producer of EVA copolymers in Canada. There are three major competing manufacturers of medium and high EVA copolymers located in the United States: DuPont, Lyondell and ExxonMobil. In addition, Dow Chemical manufactures EVA primarily for captive use. Most of AT Plastics' competitors have generally emphasized high volume and low cost commodity polyethylene production. Conversely, AT Plastics has targeted markets for homopolymers and copolymers that require significant proprietary technology, shorter production runs and customer service.

The principal competitors in the high margin segment of the North American horticultural and specialty agricultural film market include Miller-St.Nazianz (formerly Ag-Bag International), Tyco, Klerks Plastic Products (the Netherlands and Belgium) and Up North Plastics. Technology and rigorous quality control represent significant barriers to entry into these markets, as products must withstand a full range of climatic conditions in order to protect high value crops and animal feed. AT Plastics is one of many suppliers in the construction and commodity films market in Canada and the USA.

PRODUCTS

The following table sets forth certain sales volume information relating to AT Plastics products:

----------------------------------------------------------------------------------------------------------------------
                                                                   YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------
                                             2000             2001            2002            2003           2004
----------------------------------------------------------------------------------------------------------------------
                                                                     (thousands of tonnes)
----------------------------------------------------------------------------------------------------------------------
Specialty Polymers                           133.2           126.1            131.6          132.2          145.1
----------------------------------------------------------------------------------------------------------------------
Films                                         12.0            11.9             12.9           12.7           16.3
----------------------------------------------------------------------------------------------------------------------


SPECIALTY POLYMERS

BUSINESS OVERVIEW

Specialty Polymers manufactures EVA copolymers, specialty low-density compounds and homopolymers in a wide range of grades, each of which offers unique performance characteristics. AT Plastics' flexible reactor configuration allows economic production runs tailored to the needs of its customers. This ability to offer multiple product grades with varying VAM content, molecular weight and other properties has been a key component of AT Plastics' specialty copolymers strategy. The Specialty Polymers business strategy is to focus its product mix on EVA copolymers, specialty compounds and other specialty homopolymers. The specialization strategy employed by AT Plastics allows it to reduce its exposure to the cyclical nature of the commodity polyethylene industry.

Specialty Polymers has a nameplate capacity of 150,000 tonnes, which may vary depending on the mix of products produced over any given period. Production in 2004 was 137,851 tonnes, or 91.9% of nameplate capacity, and was influenced by planned maintenance shutdowns (including the replacement of the 5R reactor vessel in the fourth quarter), product mix and the proportion of capacity utilized for new product developments.

PRODUCTS OVERVIEW

AT Plastics holds a leading market position in the hot melt adhesives, medical, coating and laminating, and automotive end-use markets. In addition, AT Plastics participates in the flexible packaging market, as well as other markets, to maximize the capacity utilization of its plants as well as to capitalize on favourable pricing opportunities.

The following represent some of the end-use markets for AT Plastics specialty EVA and homopolymer resins:

HOT MELT ADHESIVES - AT Plastics sells medium to high EVA copolymers used in adhesives for the consumer packaging, bookbinding, automotive, construction and furniture industries. Environmental regulations are driving customers away from traditional solvent-based adhesives, which may have adverse effects on air quality, to the newer hot-melt technology which uses AT Plastics' products. The North American market for EVA based hot melt adhesives is characterized by a small number of technically sophisticated suppliers offering similar product ranges and customized services.

MEDICAL - AT Plastics supplies EVA copolymers used for medical products, such as medical hoses, tubing and intravenous bags, in which EVAs are replacing polyvinyl chlorides for some film applications. EVA copolymers and specialty LDPE are also used in pharmaceutical packaging, which includes single dose aqueous drugs for inhalation therapy, medical ointment packaging and tablet containers. The high quality standards of this customer group create a strong barrier to entry for competitors, as approvals for new resin suppliers take up to two years. Resins for medical and pharmaceutical applications are often highly specialized and sold in small quantities that are generally of limited interest to larger producers. However, such resins can generate healthy profits for niche end market producers such as AT Plastics.

THERMAL LAMINATING AND EXTRUSION COATING & LAMINATING - AT Plastics sells homopolymer LDPE to the extrusion coating market and EVA copolymers to the thermal laminating market. End uses include snack food packaging, sugar paper and industrial coated products. Thermal lamination films, used for print finishing and document preservation, are replacing solvent and water-based coatings because of environmental concerns and lower costs. This market has a small number of technically sophisticated customers and suppliers.

AUTOMOTIVE - AT Plastics has developed certain EVA copolymer grades for blending with other materials to provide lightweight, easily molded, foamable and temperature resistant materials with good sound dampening properties. EVA's and high melt LDPE's are generally used in the automotive industry for carpet backing and sound dampening sheet and body sealants. AT Plastics' flexible production techniques allow it to compete in this highly specialized, rapidly changing market, in which customers demand high-quality products at reasonable cost.

FLEXIBLE PACKAGING - AT Plastics sells EVA copolymers, homopolymers and compounds to the North American packaging market. AT Plastics focuses on niche, higher margin applications such as food and medical packaging, printed labels, batch inclusion film, and seal layer co-extrusions. The North American flexible packaging film market for LDPE and EVA resins is approximately 2.2 million tonnes per year. AT Plastics' share of this market is small as AT Plastics has redirected its manufacturing capacity to meet the stringent specifications of the more demanding applications in flexible packaging.

OTHER - In addition to the product groups above, AT Plastics sells to other customers that use its specialty copolymers and compounds for a variety of industrial and manufacturing end use applications, including plastic compounds, wax blends, foam and injection molded and blow molded products.

FILMS

BUSINESS OVERVIEW

Films primarily manufactures single and multi-layer specialty films, from internally produced and externally purchased polyethylene commodity resins and specialty polymers. These include greenhouse film for the horticultural market and silage film for the specialty agricultural market AT also sells commodity agricultural film and films for vapour barriers for the construction market.. AT Plastics holds leading market positions in both the "Greenhouse and Nursery" and "Silage and Grain" storage markets.

Films has a nameplate capacity of 18,100 tonnes, which may vary depending on the mix of products produced over any given period. Fiscal 2004 production was 15,023 tonnes or 83.0% of nameplate capacity. The production of master rolls and subsequent downstream rewinding to the roll length required by the customer has the potential to increase the effective output of the business.

PRODUCTS OVERVIEW

GREENHOUSE AND NURSERY - AT Plastics manufactures greenhouse and nursery films, which have become a cost-effective alternative to glass for greenhouses. AT Plastics now offers the most complete line of horticultural films worldwide, with product lines that include ultraviolet-stabilized, energy-efficient thermal and anti-condensate film. These films, in addition to being cost effective, provide improved energy efficiency, light distribution and anti-condensate control features.

SILAGE AND GRAIN STORAGE - AT Plastics produces silage films and large silage bags for use in on-farm production and storage of silage. Large bags (up to 500 feet long and up to 14 feet in diameter) are replacing concrete silos and open pit bunkers for the storage and production of silage for animal feed. Concrete silos are expensive to build and silage bags offer lower capital costs. In addition, silage bags can be filled in the field and stored in the field until needed, which eliminates the cost and effort of transporting feed to and from a fixed concrete silo. University studies also indicate that silage produced in bags maintains more nutrients. AT Plastics supplies silage sheeting for large bunkers up to 60 feet in width and up to 1,000 feet in length.

INDUSTRIAL - Industrial films consist primarily of lower margin products such as vapor barriers used in residential construction and in miscellaneous applications, such as concrete foundation construction. AT Plastics competes in the industrial films business primarily in order to utilize excess capacity during seasonal production lows.

RESEARCH AND DEVELOPMENT

AT Plastics maintains its market position in specialty and value-added niche end markets through ongoing research and development aimed at advancing its own technology and providing expert technical service to customers using AT Plastics products. This technical capability is an integral part of AT Plastics' marketing strategy. AT Plastics' research and development group establishes relationships with customers through on-going development and support. In Films, programs of applied research have led to advances in mono- and co-extruded films, long-life greenhouse coverings and thinner film with equivalent strength. AT Plastics relies upon and benefits from laws governing trade secrets and proprietary technology to establish and maintain its proprietary rights and is the holder of several patents and trademarks relating to its products and technical processes. AT Plastics also benefits from its knowledge and experience in process engineering and formulations required in the manufacture of its specialty products. These factors represent significant barriers to entry into the markets AT Plastics serves.

RAW MATERIALS

AT Plastics' operating cost structure is primarily dependent on the costs of its raw materials, particularly ethylene, vinyl acetate and commodity resins, which are generally driven by changes in the price of natural gas. Costs for VAM, which are driven by market cycles and fluctuate with the cost of ethylene and supply demand, have been historically volatile and account for approximately 13% of AT Plastics' total production costs.

Ethylene is the major raw material for Specialty Polymers, representing approximately 54% of its cost of sales. In 1999, AT Plastics began purchasing ethylene directly under a long term contract with Novacor Chemicals Ltd. (now NOVA Chemicals Corp.) that has ensured a long-term supply of ethylene for AT Plastics. This new "cost of manufacture-related" contract is expected to continue to provide a favourable ethylene cost, as compared to the contract price of ethylene on the US Gulf Coast. A provision has been made for incremental ethylene supply to support increased volume for potential increased production in the future. Under this long-term contract, with the price based on several benchmark parameters, including the cost of natural gas and the price of US Gulf Coast ethylene, AT Plastics has enjoyed a cost advantage for its ethylene due to the "Alberta Advantage". The "Alberta Advantage" refers to the historically lower price of natural gas in Alberta, compared to the United States, due to differing supply and demand factors, extraction and gathering efficiencies and distribution costs.

Natural gas prices over the last ten years were relatively stable with small incremental adjustments for market and seasonal conditions. Very unusual circumstances in the fourth quarter of 2000 and in early 2001 caused an almost quadrupling of historical gas prices which resulted in a doubling of ethylene purchase costs for AT Plastics compared to 2000. Natural gas prices then declined slowly through 2002, but spiked upward again through the first six months of 2003. Since that time gas prices have remained high by historical standards, although not as volatile. Because of the volatility of natural gas pricing it is not always possible for AT Plastics to adjust selling prices up or down as quickly as the changes in natural gas prices.

PRODUCTION PROCESS

SPECIALTY POLYMERS

The AT Plastics Polymers facility in Edmonton, Alberta is in continuous operation 365 days per year. The facility's five separate reactors are tailored for the smaller, specialized runs required by higher EVA applications.

Ethylene is an important raw material used in the production of plastic resins, fibers, solvents, paints and adhesives. Ethylene is polymerized to produce low-density polyethylene in a multi-step reaction that transforms a monomer feedstock into a polymer product with a range of chain lengths in either autoclave or tubular reactors. VAM is introduced during the polymerization process to create copolymers. These copolymers can contain up to 40% VAM. Autoclave processing is employed by AT Plastics and is well-suited to smaller production runs of specialty grade homopolymers and copolymers, particularly those with high VAM content.


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                                      -25-


The newest reactor in the Edmonton facility offers a unique extruder and screen pack for films grade products, specialized filtration technology for production of clear EVA products and a degassing process to ensure high product purity. The recent addition of improved mixing technology allows AT Plastics to participate in the opportunistic commodity business when favorable market conditions arise.

FILMS

AT Plastics uses the blown film process to fabricate its film products. The blown film process is used to produce a wide variety of products, ranging from simple monolayer films for vapour barriers to very complex multi-layer structures used in silage and greenhouse films. The process begins when virgin resin material, which can be used in combination with recycled material and can be either a single component or a blend of two or more polymers, is fed into an extruder. Various additives such as slip, antiblock, or pigments can also be added. The extruder melts the polymer and creates the necessary high level of pressure to push the molten polymer through a die which forms a bubble of molten polymer. After stretching and cooling, the polymer material is stabilized and collapsed in a frame below the nip rolls. Any of several auxiliary processes, such as treating, slitting, sealing or printing can be performed on the polymer material. Once finished, film can be made into rolls using a winder for subsequent processing, or fed to a bag and tubing machine and folded.

SALES AND MARKETING

AT Plastics' marketing strategy is to maintain its strong customer base and expand its share of the growing market for its Specialty Polymer and Film products. Marketing offices are located in Canada and the United States.

AT Plastics maintains multiple routes to market to service its customer base. Products are primarily sold and distributed through sales representatives employed by AT Plastics, which targets sales to specific customers. Certain products, such as AT Plastics' greenhouse, horticultural and silage films, are marketed using a network of specialized distributors. In instances where technical expertise is less important to the product user, AT Plastics uses general distribution channels to sell its products.

A portion of AT Plastics sales are made pursuant to long-term sales contracts. For 2004, four customers accounted for approximately 22% of AT Plastics' total revenues. AT Plastics enjoys long-standing relationships with these and other customers.

EMPLOYEES

As of December 31, 2004, AT Plastics had a total of 371 full-time employees, with 272 in operations functions in Edmonton, 30 in sales and marketing throughout North America and the balance in service and corporate functions primarily in Edmonton and Brampton, Ontario.

There are two separate certifications filed with the Alberta Labour Relations Board within the CEP Local 777 composite. They are at its Edmonton and Westlock locations. The Company has never experienced any form of work interruptions either in the form of a legal strike, slowdown, work refusal, "sit-down" or "wild cat" work stoppage in over forty (40) years and the Company is recognized as having a positive and progressive relationship with its bargain unit employees and union representatives. In 2004 negotiations were concluded resulting in the renewal of its two collective agreements. The Edmonton agreement remains in full force to January 29, 2007, while the Westlock agreement expires on August 3, 2007.


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                                      -26-


MANUFACTURING FACILITIES

AT Plastics' production facilities are located in Edmonton, Alberta. The site is located on approximately 100 acres owned by AT Plastics and has been in operation since 1953. There are five copolymer reactors and four blown films lines at the Edmonton facility in addition to warehouse, office and rail facilities. The main feedstock, ethylene, is delivered via pipeline to the site. VAM, the second major consumable, is delivered by truck. Outgoing product is shipped by rail, hopper truck and other common carriers in accordance with customer's requirements. AT Plastics also operates a folding facility in Westlock, Alberta. This facility folds silage bags for Films.

Initial start-up of production at the 5R copolymer reactor at Edmonton took place in November 1998, and the facility achieved commercial production during the first quarter of 1999. By the second half of 2000, the new reactor had been successfully fine-tuned and all reactors in the facility achieved monthly performance records. During 2002, AT Plastics made technical improvements to the 5R reactor, permitting more flexible production planning.

Since 1990, Specialty Polymers has held an ISO 9002 certification which is an independent verification of the standards met by its manufacturing methods and quality control systems and procedures. In 1997, Specialty Polymers obtained ISO 9001 certification and in 2003, both Films and Specialty Polymers received ISO9001:2000 certification. This certification facilitates the acceptance by potential customers of AT Plastics as a new supplier.

ENVIRONMENTAL MATTERS

In the period from February 1999 to May 1999, coincident with early operations of the 5R reactor at the Edmonton copolymer facility, the plant experienced an increase in the frequency of decompositions. A decomposition is a safety mechanism which permits the release of built-up pressure into the atmosphere through safety valves. Decompositions are not unusual occurrences for a high pressure facility such as the Edmonton facility. AT Plastics received an Environmental Protection Order which required AT Plastics to investigate and make adjustments to the plant to reduce the frequency of the decompositions. The facility underwent extensive containment studies and experienced no decompositions in the second half of 2000 or through 2001 and the Environmental Protection Order has been lifted. Although progress has been made in decreasing such occurrences the process is subject to upsets and 2004 saw an increase in upsets due to new product development and continued efforts to maximize reactor performance. Capital expenditures with respect to environmental protection are expected to average approximately C$1 million to C$2 million per year over the next five years. These expenditures primarily relate to the control of storm water discharges and ethylene and vinyl acetate air emissions. Although AT Plastics is not currently required to control such air emissions, AT Plastics anticipates that it is reasonably likely to be required to reduce such emissions in the future.

AT Plastics does not believe that it has any other significant environmental issues.

RISK FACTORS

DEMAND FOR SOME OF OUR PRODUCTS IS CYCLICAL AND WE MAY EXPERIENCE PROLONGED DEPRESSED MARKET CONDITIONS FOR OUR PRODUCTS.

Historically, the prices of Acetyls have been cyclical and sensitive to worldwide supply relative to demand, the level of general business activity and the availability and the price of methanol and natural gas, the principal feedstocks. In the past, the Company's products have experienced alternating periods of market tightness, resulting in higher prices, and periods of oversupply, resulting in lower prices.

THE INDUSTRIES IN WHICH WE COMPETE ARE HIGHLY COMPETITIVE AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY WITH OUR COMPETITORS THAT ARE LARGER AND HAVE GREATER RESOURCES.

The chemical businesses in which we operate are highly competitive. Competition is based on a number of factors, including reliability of supply, process technology and price. Many of our competitors are large chemical companies that have significantly greater financial and technological resources than Acetex and have access to captive raw materials sources. These competitors may be able to respond more quickly than Acetex to new or emerging technologies or changes in customer requirements. In Europe, import tariffs for acetic acid, VAM and acetic anhydride have reached 5.5% in 2004, the limit that was to be reached by 2005. This reduction in import duties will reduce any hypothetical advantage of European producers over their American counterparts selling to customers in Europe. In addition, recent technological developments may increase the level of competition in the acetyl and polyethylene industries by enabling our competitors to increase the operating capacity of their existing plants or reducing their cost of production and by enabling new producers to enter the market. Increased competition could adversely affect the Company's results of operations and financial condition.

OUR BUSINESSES OPERATE IN FRANCE, SPAIN, UNITED STATES AND CANADA ONLY AND MAY BE ADVERSELY AFFECTED BY CURRENCY EXCHANGE RATE FLUCTUATIONS, TRADE BARRIERS, EXCHANGE CONTROLS, NATIONAL AND REGIONAL LABOUR STRIKES, RISKS OF INCREASED DUTIES AND TAXES, AND CHANGES IN FOREIGN LAWS, POLICIES GOVERNING OPERATIONS OF FOREIGN BASED COMPANIES.

The Company is a holding company incorporated in Alberta, Canada, with subsidiaries that operate production facilities in Canada, France and Spain. International operations are subject to a number of special risks, including currency exchange rate fluctuations, trade barriers, exchange controls, national and regional labor strikes, political risks and risks of increases in duties, taxes and governmental royalties, as well as changes in laws and policies governing operations of foreign-based companies. In addition, earnings of foreign subsidiaries and intercompany payments are subject to foreign income tax rules that reduce cash flow available to meet required debt service and other obligations of Acetex.

Moreover, because Acetex derives a substantial portion of its revenues from production and sales by subsidiaries outside of Canada, the payment of dividends or the making of other cash payments or advances by these subsidiaries to Acetex may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. Acetex has organized its holding company and group structure and its operations in part based on certain assumptions about various tax (including, among others, income tax and withholding tax) laws, foreign currency exchange and capital repatriation laws and other relevant laws of a variety of jurisdictions. While Acetex believes that such assumptions are correct, there can be no assurance that foreign taxing or other authorities will reach the same conclusion. If such assumptions are incorrect, or if such foreign jurisdictions were to change or modify such laws or the current interpretation thereof, Acetex may suffer adverse tax and financial consequences that could substantially reduce the funds that can be transferred to the Canadian parent company.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY FLUCTUATIONS IN CURRENCY EXCHANGE RATES AS THE REVENUES RECEIVED WILL BE AFFECTED BY EXCHANGE RATES AS BETWEEN THE UNITED STATES DOLLAR AND THE EURO AND AS BETWEEN THE UNITED STATES DOLLAR AND THE CANADIAN DOLLAR.

Fluctuations in the exchange rate between the United States dollar and the Euro and between U.S. and Canadian dollars can have an effect on the Company's revenues, cash flows and earnings. The products manufactured by Acetex and the principal raw materials that are used in the course of production are globally traded products, the prices of which are linked to the prices charged for such products by United States producers. Accordingly, fluctuations in the value of the U.S. dollar affect the prices charged by

Acetex for its products and the prices it pays for its principal feedstocks. In addition, because a significant portion of Acetex's sales, cost of goods sold and other expenses are denominated in Euros and Canadian dollars, Acetex has a translation exposure to fluctuations in the Euro and the Canadian dollar against the U.S. dollar. These currency fluctuations could have a material impact on Acetex as increases in the value of the Euro or the Canadian dollar relative to the U.S. dollar have the effect of increasing the U.S. dollar equivalent of cost of goods sold and other expenses with respect to the Company's production facilities.

OUR BUSINESS IS DEPENDENT UPON MANUFACTURING FACILITIES AT OUR PARDIES AND EDMONTON PLANTS.

The Company's manufacturing facilities contain sophisticated manufacturing equipment. In the event of a major disruption in the operations of any of its plants, such plants may not be able to recommence operations for an extended period of time. While Acetex maintains property damage and business interruption insurance, there is no assurance that the losses incurred due to such a disruption will not exceed the insurance.

As of December 30, 2004, 99% of Acetex's acetic acid and approximately 78% of its VAM was produced at the Pardies Plant, which accounted for approximately 69% of Acetex sales for the period. Significant unscheduled downtime at the Pardies Plant due to equipment breakdowns, interruptions in the supply of methanol or natural gas, work stoppages due to labor problems, power failures, natural disasters, the need to comply with directives of government agencies or any other cause, including the normal hazards associated with the use of methanol and natural gas and the production of acetic acid and VAM, could materially adversely affect Acetex's results of operations and financial condition. For example, in 1996, the Pardies Plant was shut down for three weeks due to an equipment breakdown. At the end of 1999, the plant was closed down for six days as a result of a strike-lockout triggered by French labor law changes reducing the number of employee working hours and in 2003 the plant was closed down for 21 days because of an incident in the intermediate syngas storage tank. Acetex's operations at Pardies are also subject to various hazards incident to the production of chemicals, including the use, handling, processing, storage and transportation of certain hazardous materials. These hazards, which include the risk of explosions, fires and chemical spills or releases, can cause personal injury and loss of life, severe damage to and destruction of property and equipment, environmental damage, suspension of operations and potentially subject Acetex to lawsuits relating to personal injury and property damages. Although Acetex maintains insurance, including business interruption insurance, that it considers to be adequate under the circumstances, there can be no assurance that Acetex will not incur losses beyond the limits or outside the coverage of its insurance.

In 1999, AT Plastics completed an expansion of its Edmonton copolymer facility. Initial start-up of production at the new copolymer reactor at Edmonton took place in November 1998 and the facility achieved commercial production during the first quarter of 1999. However, production and startup difficulties delayed achieving satisfactory operations until the end of the third quarter of 1999. During its first year of operation, the new reactor at the Edmonton copolymer facility experienced a number of brief outages. Early in 2000, the facility experienced performance issues with its new 5R reactor. However, in the second half of the year monthly performance records on all reactors in the Edmonton facility were achieved as AT Plastics fine-tuned the new equipment. During 2002, AT Plastics made technical improvements to the 5R reactor which permitted more flexible production planning and a facility more responsive to changing market demands. Renewed difficulties with the 5R reactor, however, or other difficulties relating to our Edmonton copolymer facility may potentially subject AT Plastics to decreased productivity and lawsuits.

OUR BUSINESS IS DEPENDENT UPON RELATIONSHIPS WITH KEY CUSTOMERS AND KEY
SUPPLIERS.

Acetex's largest customers account for a significant percentage of its revenues. For 2004, Rhodia, Arkema and ICI accounted for 28% of the Company's total sales. Although Acetex believes its relationships with its largest customers are good, the loss of a material amount of sales to any of these customers could materially adversely affect Acetex. In addition, consolidation of Acetex's customers could materially adversely affect Acetex's results of operations and financial condition. Acetex relies on one company to supply its natural gas requirements and upon one company to supply a substantial portion of its methanol requirements. Although Acetex enjoys long-term contracts with both of these companies, the failure of either of the suppliers to perform as obligated by their respective contracts could have material adverse effects on Acetex.

Similarly, during the year ended December 31, 2004, approximately 22% of AT Plastics' total sales were derived from four customers. The loss of any of these customers could have a material adverse effect on AT Plastics. AT Plastics has entered into supply agreements with certain of its suppliers. In particular, AT Plastics has entered into a long-term supply agreement with NOVA Chemicals Corp. The loss of a major supplier could, in the short term, adversely affect AT Plastics' business until alternative supply arrangements are secured. In addition, there is no assurance that an alternate supply can be arranged on terms favorable to AT Plastics.

OUR BUSINESS IS DEPENDENT UPON MAINTAINING GOOD LABOR RELATIONS WITH THE WORKERS AT OUR PLANTS IN EUROPE AND ALBERTA

All Acetex's employees in France and Spain are covered by chemical workers' collective bargaining agreements. Acetex's employees in France are represented by three French labor unions, the CONFEDERATION GENERALE DU TRAVAIL, the CONFEDERATION FRANCAISE DEMOCRATIQUE DU TRAVAIL and the CONFEDERATION GENERALE DES CADRES, Acetex's employees in Spain are represented by two Spanish labor unions, the COMISIONES OBRERAS and UNION GENERAL DE TRABAJADORES. Any labor problems such as prolonged work stoppages due to labor strikes at any one of our principal manufacturing facilities may have an adverse effect on Acetex's results of operations and financial condition. In addition, Acetex can also be indirectly affected by labor problems at other sites for example, significant work disruption at any major transportation centers or at any major raw material supplier's facilities may adversely affect Acetex. AT Plastics employees are represented by the Edmonton and Westlock local branches of the Communication, Energy & Paperworkers Union. AT Plastics has not experienced strikes, slow downs or work stoppages in the last 40 years and AT Plastics believes that its relationship with its employees is satisfactory. AT Plastics' current labor agreements expire in January and August 2007. There can be no assurance that Acetex will not experience significant labour problems in the future.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY THE SUPPLY AND PRICE VOLATILITY OF METHANOL, NATURAL GAS AND ETHYLENE.

Acetex's profitability depends largely on the price and continuity of supply of methanol and natural gas. Acetex obtains a significant portion of its methanol requirements under a long-term fixed price supply contract with Saturn Methanol Trinidad LLC ("Saturn") extending until 2010. Acetex obtains substantially all of its natural gas requirements pursuant to a contract with TEGAZ (formerly Gaz du Sud Ouest ("GSO")), which expires on June 30, 2005. If Acetex's suppliers of methanol and natural gas were unable to meet their obligations under present supply arrangements or if a natural gas contract with TEGAZ were not available to Acetex, Acetex could be required to incur increased costs for its raw materials which could make it uneconomic for Acetex to continue to run the Pardies Facility. Under the Saturn agreement, Acetex has agreed to purchase an amount of methanol, which currently represents approximately 40% of its annual requirements, from Saturn at a fixed price for the duration of the contract. Acetex purchases the remainder of its methanol from other suppliers at prices based on a blend of published European quarterly contract prices and spot prices. The price of methanol historically has been cyclical and can be highly volatile. In addition, the price we may be obligated to pay under the Saturn contract from time to time may be higher than the then current market price. Acetex believes that the outlook for world methanol prices is for decreases as new production comes on-line and U.S. natural gas prices decline from record high levels. Because methanol and natural gas account for a substantial percentage of Acetex's total production costs, Acetex's ability to pass on increases in such costs will have a significant impact on Acetex's profitability. The ability to pass on increases in methanol and natural gas costs is, to a large extent, dependent on market conditions. Because of the large volume of purchases of methanol and natural gas, any increase in price of or any shortage in the availability of either feedstock or a shortage in the availability of methanol would adversely affect Acetex's results of operations and financial condition.

Amounts paid for raw materials, particularly ethylene (which is linked in part to natural gas prices) represent the largest components of AT Plastics' variable costs. The cost of these materials is subject to market fluctuations caused by factors beyond the Company's control. Significant increases in raw material or other variable costs, to the extent that Acetex is not able to pass these along to customers in the prices for its products, could materially and adversely affect the AT Plastics business, results of operation and financial condition. In 1999, AT Plastics entered into a 15-year ethylene supply agreement for approximately 123,000 tonnes per year under a partial "take or pay" arrangement. In the event the Company's ethylene requirements decrease, it will be forced to purchase ethylene in excess of its needs or pay a penalty.

Factors which have caused volatility in raw materials prices in the past and which may do so in the future include: shortages of raw materials due to increasing demand (due to growing uses or new uses); capacity constraints (due to construction delays, strike action or involuntary shutdowns); the general level of business and economic activity; and the direct or indirect effects of governmental regulation, political factors, war or other outbreak of hostilities. While we attempt to match raw material price increases with corresponding product price increases, we are not able to immediately raise product prices and, ultimately, our ability to pass on increases in the cost of raw materials to our customers is greatly dependent upon market conditions.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY FUTURE ACQUISITIONS.

One of the key elements in Acetex's strategy is to pursue selective expansion opportunities, including the acquisition of chemical businesses which could be expected to enhance Acetex's operations and profitability. There is considerable competition within Acetex's industry for suitable acquisition targets. There can be no assurance that suitable acquisition candidates will be identified or Acetex will be able to finance or complete transactions that it selected. In addition, there can be no assurance that any such acquisitions will be profitable or be successfully integrated into Acetex operations, that such integration will not divert management resources or that such acquisition and integration will not have an adverse effect on Acetex results of operations or financial condition.

OUR BUSINESS IS DEPENDENT UPON KEY PERSONNEL AND MAY BE ADVERSELY AFFECTED BY THE LOSS OF SUCH KEY PERSONNEL.

Acetex believes that its ability to implement its strategy of pursuing selective expansion opportunities is dependent on the services of Messrs. Wade and Vidalin, the Chairman and Chief Executive Officer and the President and Chief Operating Officer, respectively, of Acetex. In addition, Acetex operations depend, in part, upon the continued services of certain key employees. The loss of Messrs. Wade or Vidalin or such key employees could adversely affect our results of operations and financial condition.

WE ARE SUBJECT TO MANY ENVIRONMENTAL REGULATIONS AND THIS MAY RESULT IN UNANTICIPATED COSTS OR LIABILITIES.

Acetex's operations are subject to a wide variety of environmental laws and regulations, including French, Spanish and Canadian laws concerning air quality, hazardous and solid wastes, chemical management, water quality and the remediation of environmental pollution. Acetex's subsidiaries hold various environmental permits for operations at its Pardies, Tarragona, Guardo and Roussillon Plants and Edmonton, and are required to conduct their operations in accordance with conditions specified in these operating permits. Plant expansions are also subject to securing environmental operating permits. All such permits are subject to revocation, modification and renewal. Environmental, health and safety requirements provide for substantial fines and criminal sanctions for violations. However, the operation of any chemical manufacturing plant entails risk or adverse environmental effects and there can be no assurance that material costs or liabilities will not be incurred to rectify any such damage.

The Company has made and will continue to make the necessary capital expenditures for environmental remediation and compliance with applicable environmental requirements. Acetex believes that compliance with current environmental requirements will not have a material adverse effect on its future rate of capital expenditures, financial condition or results of operations. However, environmental requirements have changed rapidly in recent years and are expected to evolve rapidly in the future. It is also possible that remedial activities, if required, could interfere with manufacturing operations. We cannot predict with certainty the ultimate costs to come into compliance with changing regulatory standards under environmental laws and the time period during which such costs are likely to be incurred. To meet changing licensing and regulatory standards, Acetex may be required to make additional significant site or operational modifications, potentially involving substantial expenditures to repair or upgrade facilities, or the reduction or suspension of certain operations.

OUR BUSINESS IS DEPENDENT UPON DEVELOPMENT OF NEW PRODUCTS AND MAY BE ADVERSELY AFFECTED IF WE ARE UNSUCCESSFUL IN DEVELOPING SUCH NEW PRODUCTS.

Acetex's operating results depend significantly on the development of commercially viable new products, product upgrades and applications, and production technologies. Acetex has made strategic technology investments in order to develop these capabilities.

Since the early 1990s, metallocene catalysts have been developed for use in manufacturing polyethylene with improved physical properties. As the cost of manufacturing metallocene catalysts has fallen, a second generation of metallocene-based linear low density polyethylene polymers ("LLDPEs") offering improved performance characteristics over standard LLDPE commodity resins have come to market. The majority of the metallocene polyethylene products currently sold have replaced commodity polyethylenes, principally LLDPEs used in the flexible packaging market. Metallocene-based catalyst technology is expected to have a significant impact on the polyethylene and polypropylene markets if, as expected, the cost of metallocene production continues to decrease and new applications suitable for metallocene use are developed. A number of metallocene products enjoy cost and performance advantages over competing commodity products, particularly in the area of flexible packaging products, and metallocene LLDPEs often offer better performance at lower cost than their competitors. Based on current research being conducted in the polymers industries, the Company believes it is unlikely that a new metallocene based process will be developed and commercialized to economically manufacture EVA co-polymers. However, if new metallocene based processes are ever developed and commercialized to economically manufacture products to compete with EVA co-polymers or other products that the Company offers, AT Plastics sales may be adversely affected.

TERRORIST ATTACKS AND OTHER ATTACKS OR ACTS OF WAR MAY ADVERSELY AFFECT THE MARKETS IN WHICH WE OPERATE, OUR OPERATIONS AND OUR PROFITABILITY.

The attacks of September 11, 2001 and subsequent events, including the military action in Iraq, have caused instability in financial markets and have led and may continue to lead to, further armed hostilities, prolonged military action in Iraq, or further acts of terrorism worldwide, which could cause further instability in financial markets. Current regional tensions and conflicts in various OPEC member nations, including the current military action in Iraq, have caused, and may continue to cause, escalated raw material costs, specifically raising the prices of oil and gas, which affects our operations. In addition, the uncertainty surrounding the current military action in Iraq and the threat of further armed hostilities or acts of terrorism may impact any or all of our physical facilities and operations, or those of our clients or suppliers. Furthermore, terrorist attacks, subsequent events and future developments in any of these areas may result in reduced demand from our clients for our products. These developments will subject us to increased risks and, depending on their magnitude, could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We feel that our company may be particularly vunerable to terrorist attacks and other acts of war. In France our plant is located on a common site under which a number of chemicals are manufactured. A terrorist attack of such a facility would result in significant damage because the natural gas, hydrogen and other chemicals on site could potentially produce extremely large explosions. In Edmonton, while our facilities are not part of a common site, the facilities do process natural gas and ethylene which are highly combustible substances.

We carry insurance coverage on our facilities of types and in amounts that we believe are in line with coverage customarily obtained by owners of similar properties. We continue to monitor the state of the insurance market in general, and the scope and cost of coverage for acts of terrorism in particular, but we can not anticipate what coverage will be available on commercially reasonable terms in future policy years. The Acetyls assets in France are afforded some terrorism protection through a French government-sponsored program called the Gareat and likewise in Spain, the Acetyls assets have certain terrorism coverage through a program called the Consorcio. Currently, AT Plastics does not carry terrorism insurance coverage.

If we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged facilities, as well as the anticipated future revenues from those facilities. Depending on the specific circumstances of each affected facility, it is possible that we could be liable for indebtedness or other obligations related to the facility. Any such loss could materially and adversely affect our business, financial condition, results of operations or cash flows.

WE ARE SUBJECT TO NUMEROUS FINANCIAL COVENANTS.

The terms and conditions of our financing arrangements contain numerous financial and operating covenants that, among other things, limit the ability of Acetex and its restricted subsidiaries to (1) incur additional indebtedness, (2) repurchase or redeem capital stock, (3) create liens or other encumbrances, (4) redeem debt that is junior in right of payment to the notes, (5) make certain payments and investments, including dividend payments, (6) enter into sale/leaseback transactions, (7) sell or otherwise dispose of assets, (8) merge or consolidate with other entities or (9) engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. Agreements governing future indebtedness could also contain significant financial and operating restrictions. Our ability to comply with these restrictions may be affected by factors beyond our control. A failure to comply with the obligations contained in our indenture could result in an event of default under the indenture and acceleration of debt under other instruments that may contain cross-acceleration or cross default provisions. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments. Acetex is subject to a principal amount outstanding of US $265 million 10 7/8% senior notes due 2009 and to a financing agreement with CIT Business Canada Inc. for a revolving loan of which US $21.4 million was outstanding at December 31, 2004. Both of these facilities become accelerated upon the occurrence of an event of default and an event of default under one facility results in an event of default under the other facility.

WE MAY BE REQUIRED TO REPAY OUR DEBT UPON A CHANGE OF CONTROL.

Upon the occurrence of certain change of control events, each holder of our notes may require us to repurchase all or a portion of its notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest and premium, if any. Our ability to repurchase the notes upon a change of control may be limited by the terms of our other debt agreements and by our cash flow. Any requirement to offer to purchase any outstanding notes may result in our having to refinance our outstanding indebtedness, which we may not be able to do. In addition, even if we were able to refinance such indebtedness, such financing may not be on terms favorable to us. The aggregate amount outstanding under the 10 7/8% senior notes due 2009 is $265 million.

DIRECTORS AND OFFICERS

The following table sets forth certain information regarding the directors, executive officers and certain key employees of the Company:

--------------------------------------------------------------------------------------------------------------------
NAME AND MUNICIPALITY OF RESIDENCE   POSITION                                 YEAR OF APPOINTMENT
--------------------------------------------------------------------------------------------------------------------
Brooke N. Wade                       Chairman and Chief Executive Officer     1994
Vancouver, British Columbia          and Director
--------------------------------------------------------------------------------------------------------------------
Kenneth E. Vidalin                   President and Chief Operating Officer    1995
Vancouver, British Columbia          and Director
--------------------------------------------------------------------------------------------------------------------
John B. Zaozirny, Q.C.               Director                                 1995
Calgary, Alberta
--------------------------------------------------------------------------------------------------------------------
John L. Garcia                       Director                                 1995
London, United Kingdom
--------------------------------------------------------------------------------------------------------------------
Pierre Dutheil                       Director and Foreign Officer             1995
Paris, France
--------------------------------------------------------------------------------------------------------------------
Arnold L Cader                       Director                                 2003
Toronto, Ontario
--------------------------------------------------------------------------------------------------------------------
Jean-Pierre Soufflet                 Vice President and General Manager,      2000
Paris, France                        Acetex Chimie S.A.
--------------------------------------------------------------------------------------------------------------------
Lori Bondar                          Chief Financial Officer                  2004
Vancouver, British Columbia
--------------------------------------------------------------------------------------------------------------------
David W. Ross                        Corporate Secretary                      1994
Calgary, Alberta
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
NAME AND MUNICIPALITY OF RESIDENCE   POSITION                                 YEAR OF APPOINTMENT
--------------------------------------------------------------------------------------------------------------------
Gary L. Connaughty                   President and Chief Executive Officer    2003
Hiawassee, Georgia                   AT Plastics Inc.
--------------------------------------------------------------------------------------------------------------------
Lynn Haycock                         Corporate Communications, Assistant      1997
Vancouver, B.C.                      Corporate Secretary
--------------------------------------------------------------------------------------------------------------------


All directors of the Company serve terms of one year. There is no family relationship between any of the Directors and Officers.

BROOKE N. WADE is the Chairman of the Board, Chief Executive Officer and a Director of the Company. Mr. Wade has been a Director of the Company since 1994. From 1987 to October 1994, Mr. Wade was the President of Methanex (formerly Ocelot Industries Ltd. ("Ocelot")). Prior thereto, Mr. Wade served as Vice President, Finance for Ocelot. Mr. Wade is also the President of Wade Capital Corporation, a private company.

KENNETH E. VIDALIN is the President, Chief Operating Officer and a Director of the Company. Mr. Vidalin has been a Director of the Company since 1995. Until December 1994, Mr. Vidalin was a Director, Executive Vice President and Chief Operating Officer of Methanex where his duties included strategic direction of the company's marketing and operations. Mr. Vidalin joined Methanex (then Ocelot) in 1983 and also served as Vice President, Marketing and General Manager.

JOHN B. ZAOZIRNY, Q. C. has been a Director of the Company since 1995. Mr. Zaozirny has been counsel to the Canadian law firm McCarthy Tetrault LLP since July 1987 and is a director of a number of Canadian public companies. Prior to joining McCarthy Tetrault LLP, Mr. Zaozirny was the Minister of Energy and Natural Resources for the Province of Alberta, Canada.

JOHN L. GARCIA, PH.D. has been a Director of the Company since 1995. Mr. Garcia is Managing Director of AEA Investors Inc. Previously he was Managing Director and Head of the Global Chemical Investment Banking Group with Credit Suisse First Boston since 1994 and prior thereto was a Managing Director with Wertheim Schroder & Co. Inc.

PIERRE DUTHEIL has more than 30 years of experience in international business and the advanced technology sector in small and large organizations. From 1980 to 1992, he held various managerial and executive positions at an international level with Thomson-Csf (renamed Thales in 2000), a global electronics company serving aerospace, defense and information technology markets worldwide. Mr. Dutheil acts as an advisor on management and financial matters to a number of young companies involved in the high technology and biotechnology sectors. He is currently a director and a member of the audit committee of ART ADVANCED RESEARCH TECHNOLOGIES INC., a public company listed on the Toronto Stock Exchange, which is a leader in optical molecular imaging for the healthcare and pharmaceutical industries. Mr. Dutheil holds Msc, Mba, Amp-Hbs degrees.

ARNOLD L. CADER was appointed a Director of the Company in October 2003 and was formerly the Chairman of AT Plastics. Mr. Cader is the President of The Delphi Corporation, a real estate, financial and business consulting firm he established in 1986. Prior to that, he served as the Executive Vice-President of Four Seasons Hotels Inc. for seven years. Mr. Cader serves as an independent trustee on several family trusts and estates. In addition, he has served on numerous public and private corporate and charitable Boards, and currently serves on the Boards of the KCP Income Trust, and the Global Business and Economic Roundtable.

JEAN PIERRE SOUFFLET has been Vice President and General Manager of Acetex Chimie since September 2000. Mr. Soufflet is a former President of Harris' European Subsidiary, a position he held from 1996 to 2000. Prior to that, he was Executive Vice President of Chemicals for Rhodia.

LORI BONDAR has been the Chief Financial Officer of the Company since April 2004. From 1998 to 2004, Ms. Bondar was Vice President and Controller at NOVA Chemicals. Prior to this, Ms. Bondar was Vice President Market Risk Management at Trans Canada.

DAVID W. ROSS has been Corporate Secretary of the Company since December 1994. Mr. Ross is a partner of the Canadian law firm of Burnet, Duckworth & Palmer LLP. He was formerly a partner of McCarthy Tetrault LLP, with whom he practiced from 1984 to 2003.

GARY L. CONNAUGHTY has been the President and Chief Executive Officer of AT Plastics since May 2000. Prior to joining AT Plastics, Mr. Connaughty served as President of Winpak Films Inc., a position he assumed in 1997. Before working for Winpak, he held senior sales and marketing positions with CT Films, a division of Rexene Corporation and general management positions with Plicon Corporation.

MS. HAYCOCK joined Acetex in January of 1997 and holds various positions within the Company including Corporate Communications, Assistant Corporate Secretary and Assistant to the Chairman.

Executive officers and directors as a group own 11,146,404 being approximately 32% of the outstanding common shares of Acetex.

In addition to the employees working for the Company's AT Plastics Business and Acetyls Business the Company employs approximately 7 people in its head office in Vancouver.

CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to its Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. The Company has posted this Code of Ethics on its internet website located at www.acetex.com.

COMMITTEES OF THE BOARD

In addition to an audit committee (discussed below) the board has a human resources and corporate governance committee, the members of which are John L. Garcia, John B. Zaozirny, Q.C. and Pierre Dutheil and an environment committee, the members of which are Pierre Dutheil, John L. Garcia, John B. Zaozirny, Q.C. and Kenneth E. Vidalin.

AUDIT COMMITTEE INFORMATION

MEMBERSHIP

The board has an audit committee the members of which are John B. Zaozirny, Q.C., John L. Garcia, Arnold Cader and Pierre Dutheil.

The Board of Directors of the Company has determined that Mr. John Garcia who serves on the Company's Audit Committee is an "audit committee financial expert" and is independent (as defined in the applicable rules).

RELEVANT EDUCATION AND EXPERIENCE

The education and experience of each audit committee member that is relevant to his responsibilities as an audit committee member are as follows:

----------------------------------------------------------------------------------------------------------------------
NAME                        RELEVANT EDUCATION AND EXPERIENCE
----------------------------------------------------------------------------------------------------------------------
JOHN B. ZAOZIRNY, Q.C.      Mr. Zaozirny was the Minister of Energy and Natural Resources for the Province of
                            Alberta from November 1982 to May 1986 and has acted as a member of the audit committee on several public entities, including IPSCO Inc. He is a director of Alberta Newsprint
                            Company, Canadian Oil Sands Limited, Computer Modelling Group Ltd., IPSCO Inc., Matrikon
                            Inc.,  Middlefield Bancorp Limited,  Pengrowth Energy Inc., Provident Energy Ltd., Silent
                            Witness Enterprises Ltd. and UMA Group Ltd. Mr. Zaozirny has a BComm, LLB and LLM
                            degrees.
----------------------------------------------------------------------------------------------------------------------
JOHN L. GARCIA              Mr. Garcia is President of AEA Investors LLC with whom he has been associated since
                            1999. From 1994 to 1999, Mr. Garcia was a Managing Director with Credit Suisse First
                            Boston LLC where he served as Global Head of the Chemicals Investment Banking Group and
                            Head of the European Acquisition and Leveraged Finance and Financial Sponsor Groups.
                            Previous to this he was with Wertheim Schroder in New York as an investment banker and at ARCO Chemicals, in research, strategic planning and commercial development roles.
                            Mr. Garcia is currently a director of AEA Investors LLC, Noveon International Inc.,
                            Sovereign Specialty Chemicals, Inc., and is on the supervisory board of Symrise GmbH.
                            Mr. Garcia is a graduate of the University of Kent in England and holds a master's degree and Ph.D. in organic chemistry from Princeton University. He also holds a master's degree in business administration from The Wharton School of the University of
                            Pennsylvania.
----------------------------------------------------------------------------------------------------------------------
ARNOLD CADER                Mr. Cader is the President of The Delphi Corporation, a real estate, financial and business consulting firm he established in 1986. Prior to that, he served as the
                            Executive Vice-President of Four Seasons Hotels Inc. He has served on numerous public and private corporate and charitable Boards, and currently serves on the Boards of the
                            KCP Income Trust, and the Global Business and Economic Roundtable. Mr. Cader holds BComm and LLB degrees from the University of Toronto.
----------------------------------------------------------------------------------------------------------------------
PIERRE DUTHEIL              Mr. Dutheil has more than 30 years of experience in international business and the advanced technology sector in small and large organizations. From 1980 to 1992, he held various managerial and executive positions at an international level with Thomson-Csf
                            (renamed Thales in 2000), a global electronics company serving aerospace, defense and information technology markets worldwide. Mr. Dutheil acts as an advisor on management and financial matters to a number of young companies involved in the high technology and biotechnology sectors. He is currently a director and a member of the audit committee of ART ADVANCED RESEARCH TECHNOLOGIES INC., a public company listed on the Toronto Stock
                            Exchange, which is a leader in optical molecular imaging for the healthcare and pharmaceutical industries. Mr. Dutheil holds Msc, Mba, Amp-Hbs degrees.
----------------------------------------------------------------------------------------------------------------------

CHARTER OF THE AUDIT COMMITTEE

"The Audit Committee (the "Committee") shall report to and assist the Board of Directors (the "Board") of Acetex Corporation (the "Company") by providing oversight of the financial management, independent auditors and financial reporting procedures of the Company, as well as such other matters as directed by the Board or this Charter.

MEMBERSHIP OF THE COMMITTEE

1. The Committee shall be comprised of not less than three members of the Board.

2. The composition of the Committee shall meet all the requirements of the Audit Committee Policy of multilateral instrument 52-110, which, among other things, prohibits any officer or employee of the Company from serving on the Committee.

3. Each Committee member shall have no other relationship to the Company that may interfere with the exercise of his or her independence from management and the Company, including the receipt from the Company of any compensation other than directors' fees and other compensation related to their service as a director.

4. Each Committee member shall be financially literate or shall become financially literate within a reasonable period of time after appointment to the Committee. For these purposes an individual will be considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and [?] level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

5. At least one person of the Committee shall be a "financial expert" as defined for the purposes of the rules under the SECURITIES & EXCHANGE ACT of 1934.

6. Any member of the Committee may be removed or replaced at any time by the board and shall cease to be a member of the Audit Committee upon ceasing to be a director of the Corporation. The Board of Directors may fill vacancies on the Committee by appointment from among its number. If and when a vacancy shall exist on the Committee the remaining members may exercise all of its powers so long as a quorum remains in office.

MEETINGS OF THE COMMITTEE

7.   The Committee will meet formally at least four times each fiscal year.

8. The Committee will hold separate private meetings at least twice each fiscal year with each of a representative of the independent auditors, the General Counsel and the Chief Financial Officer.

9. Two members of the Audit Committee shall constitute a quorum and the Chairman and Chief Executive Officer of the Corporation shall be ex-officio members of this Committee.

10. Subject to the foregoing, each member of the Audit Committee shall hold office until the next annual meeting of the shareholders.

11. The Board of Directors may from time to time appoint one or more directors to be "visitors" of the Audit Committee, such persons to have the privilege of attending and participating at all meetings of the Audit Committee but who shall not be voting members thereof.

12. Unless the Board of Directors specifies otherwise, the Audit Committee shall choose one of its own members to be its Chairman. The Secretary of the Corporation shall be the Secretary of the Audit Committee.

13. The times and places where the meetings of the Audit Committee shall be held and the calling and procedures at such meetings shall be determined by the resolutions of the Board of Directors with respect to committee procedures provided that every notice of such meeting shall be given to the auditors of the Corporation and that meetings shall be convened wherever requested by the auditors in accordance with the BUSINESS CORPORATIONS ACT (Alberta).

KEY RESPONSIBILITIES

The Company's management is responsible for preparing the Company's financial statements and the independent auditors are responsible for auditing these financial statements. The Committee is responsible for assisting the Board in overseeing the conduct of these activities by the Company's management and the independent auditors, and the integrity of the Company's financial statements. The financial management and the independent auditors of the Company have more time, knowledge and more detailed information on the Company than do Committee members. Consequently, in carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification or other information as to the independent auditors' work. The Committee is also responsible for preparing any report of the Audit Committee that applicable rules require be included in the Company's annual proxy statement. The members of the Audit Committee shall have the right, for the purpose of performing their duties, of inspecting all the books and records of the Corporation and its affiliates and discussing such accounts and records and any other matters relating to the financial position of the Corporation with the officers and auditors of the Corporation and its affiliates.

In carrying out its oversight responsibilities, the Committee shall perform the following functions:

OVERSIGHT OF INDEPENDENT AUDITORS.

In the course of its oversight of the independent auditors as provided under this Charter, the Committee will be guided by the premise that the independent auditors are ultimately accountable to the Board and the Committee.

1. The Committee, subject to any action that may be taken by the full Board, shall have the ultimate authority and responsibility to appoint, retain, compensate, evaluate and, when appropriate, terminate the independent auditors. This responsibility includes resolving disagreements between management and the independent auditors regarding financial reporting. The Committee shall assist the Board in its oversight of the qualifications, independence and performance of the independent auditors. In all cases, the independent auditors shall report directly to the Committee.

2.   The Committee shall:

     (a) receive from the independent auditors annually, a formal written statement delineating the relationships between the auditors and the Company;

     (b) discuss with the independent auditors the scope of any such disclosed relationships and their impact or potential impact on the independent auditors' independence and objectivity; and

     (c) recommend that the Board take appropriate action in response to the independent auditors' report to satisfy itself of the auditor's independence.

3. The Committee shall review and approve the original proposed scope of the annual independent audit of the Company's financial statements and the associated engagement fees, as well as any significant variations in the actual scope of the independent audit and the associated engagement fees.

4. The Committee shall set hiring policies for employees or former employees of the independent auditors.

5. At least annually, the Committee shall obtain and review a report by the independent auditors describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor's independence) all relationships between the independent auditors and the Company.

6. The Committee shall review with the independent auditors any difficulties the auditors encountered in the course of the audit work, including restrictions on the scope of work or access to requested information, and any significant disagreements with management.

7. The Committee shall pre-approve all non-audit services to be provided by the independent auditors to the Company and any of its subsidiaries.

OVERSIGHT OF INTERNAL AUDITORS.

The Committee shall review and discuss with management and the independent auditors:

1.   The quality and adequacy of the Company's internal accounting controls.

2. The organization of the internal audit department, the adequacy of its resources and the competence and performance of the internal audit staff.

3. The audit risk assessment process and the proposed scope of the internal audit department for the upcoming year and the coordination of that scope with independent auditors.

4. Results of the internal auditors' examination of internal controls including summaries of inadequate reports issued and/or management improprieties together with management's response thereto.

OVERSIGHT OF MANAGEMENT'S CONDUCT OF THE COMPANY'S FINANCIAL REPORTING PROCESS.

1. Audited Financial Statements. The Committee shall discuss with management and the independent auditors the audited financial statements to be included in the Company's Annual Information Form and Form 40F and review and consider with the independent auditors the matters required to be discussed by the applicable auditing standards. Based on these discussions, the Committee will advise the Board of Directors whether it recommends that the audited financial statements be included in the Annual Information Form and Form 40F.

2. Interim Financial Statements. The Committee, through its Chairman or the Committee as a whole, will review with management and the independent auditors, prior to the filing thereof, the Company's interim financial results to be included in the Company's quarterly reports and the matters required to be discussed by the applicable accounting standards. The Committee will also discuss the Company's annual audited financial statements and quarterly financial statements with management and the independent auditors, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FINANCIAL REPORTING PRACTICES.

1. The Committee shall review the Company's financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

2. The Committee shall be satisfied that adequate procedures are in place for the review of the Company's public disclosure financial information extracted or derived from the Company's financial statements and will periodically assess the adequacy of those procedures.

3.   The Committee shall review:

     (a) Changes in the Company's accounting policies and practices and significant judgments that may affect the financial results.

     (b) The nature of any unusual or significant commitments or contingent liabilities together with the underlying assumptions and estimates of management.

     (c) The effect of changes on accounting standards that may materially affect the Company's financial reporting practices.

4. Financial Information Disclosure. The Committee shall in a general manner discuss earnings press releases, as well as the types of financial information and earnings guidance that are given to analysts and rating agencies.

5. Risk Assessment. The Committee shall discuss with management the guidelines, policies and processes relied upon and used by management to assess and manage the Company's exposure to risk.

ASSIST THE BOARD IN OVERSIGHT OF THE COMPANY'S COMPLIANCE WITH POLICIES AND PROCEDURES ADDRESSING LEGAL AND ETHICAL CONCERNS.

1.   The Committee shall review and monitor, as appropriate:

     (a) Results of compliance programs, including Company's policies on business conduct and ethics.

     (b) Litigation or other legal matters that could have a significant impact on the Company's financial results.

     (c) Significant findings of any examination by regulatory authorities or agencies, in the areas of securities, accounting or tax.

     (d)  The Company's disclosure controls and procedures.

     (e)  financial plans and objectives of the Corporation from time to time;

     (f) the risks inherent with the Corporation's business and the risk management programs relating thereto; and

     (g) such other matters as the Board of Directors may refer to from time to time.

2. By approving and adopting recommendations of management, the Committee shall ensure that procedures have been established for the receipt, retention and treatment of complaints from Company employees on accounting, internal accounting controls or auditing matters, as well as for the confidential, anonymous submissions by Company employees of concerns regarding questionable accounting or auditing matters.

3. The Committee shall report regularly to the Board on its meetings and discussions and review with the Board significant issues or concerns that arise at Committee meetings, including its evaluation of the independent auditors.

4. The Committee shall conduct an annual evaluation of its performance in fulfilling its duties and responsibilities under this Charter.

5. The chairman or any one or more members of the Committee, as designated by the Committee, may act on behalf of the Committee.

6. The Committee shall have authority and appropriate funds to retain and consult with outside legal, accounting or other advisors as the Committee may deem appropriate.

7. The adequacy of this Charter shall be reviewed by the Committee on an annual basis. The Committee will recommend to the Board any modifications to this Charter, which the Committee deems appropriate, for approval by the Board.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee policy for 2003 was to decide on a case-by-case basis whether its outside auditors should be engaged for any matters outside its audit engagement. The Audit Committee approved a pre-approval policy effective for 2004. Generally speaking the Audit Committee will not engage the outside auditors to perform any prohibited dervice as defined in the policy but will consider pre-approval of permitted services in the areas of audit, audit related services, tax services and other permitted services. The Company's employees shall make a request for additional services by submitting the request to the Chief Financial Officer together with a description of the service, the estimated fee and a statement that the service is not a prohibited service. Where the aggregate fees are estimated to be less that $75,000 they will be submitted to the Chairman of the Audit Committee or his designate for consideration or approval. Where the aggregate fees are estimated to be greater than $75,000 the request will be submitted to the full Audit Committee for consideration and approval. For these purposes, Prohibited Services will include bookkeeping or other services related to the Company's accounting records or financial statements; financial information systems design and implementation; appraisal or valuation services for financial reporting purposes; actuarial services for items recorded in the financial statements; internal audit outsourcing services; management functions; human resources; certain corporate finance and other service; legal service; and certain expert services unrelated to the audit.

EXTERNAL AUDITOR FEES AND SERVICES

The breakdown of fees paid to the Company's principal accountant, KPMG LLP, is shown in the following table:

 --------------------------------------------------------------------------------------------------------
                      AUDIT FEES     AUDIT RELATED FEES        TAX FEES    ALL OTHER FEES          TOTAL
 --------------------------------------------------------------------------------------------------------
 2002                   $197,000                $21,000         $46,000                $0       $264,000
 --------------------------------------------------------------------------------------------------------
 2003                   $562,000               $182,000          $1,000                $0       $745,000
 --------------------------------------------------------------------------------------------------------
 2004                   $432,000               $149,000         $85,000                $0       $666,000
 --------------------------------------------------------------------------------------------------------

MARKET FOR SECURITIES

The Company's common stock is publicly traded on the Toronto Stock Exchange under the symbol "ATX".

PRICES

----------------------------------------------------------------------------------------------------------------------
MONTH IN 2004             HIGH                   LOW                     CLOSE                  TRADING VOLUMES
----------------------------------------------------------------------------------------------------------------------
Dec                       8.85                   8.70                    8.81                         1,669,433
----------------------------------------------------------------------------------------------------------------------
Nov                       8.78                   8.60                    8.78                         7,135,487
----------------------------------------------------------------------------------------------------------------------
Oct                       9.09                   8.75                    8.75                        23,331,224
----------------------------------------------------------------------------------------------------------------------
Sept                      9.79                   6.85                    8.85                         2,341,398
----------------------------------------------------------------------------------------------------------------------
Aug                       7.35                   6.75                    7.00                           131,003
----------------------------------------------------------------------------------------------------------------------
Jul                       7.35                   6.10                    7.20                           608,170
----------------------------------------------------------------------------------------------------------------------
Jun                       6.35                   5.75                    6.10                           605,220
----------------------------------------------------------------------------------------------------------------------
May                       7.11                   6.25                    6.25                         2,505,365
----------------------------------------------------------------------------------------------------------------------
Apr                       7.11                   5.25                    6.75                         3,768,058
----------------------------------------------------------------------------------------------------------------------
Mar                       5.75                   5.00                    5.30                           380,583
----------------------------------------------------------------------------------------------------------------------
Feb                       6.10                   5.40                    5.40                         1,225,358
----------------------------------------------------------------------------------------------------------------------
Jan                       6.65                   5.50                    5.60                           304,099
----------------------------------------------------------------------------------------------------------------------

DIVIDENDS

The Company has not paid dividends and may be restricted from paying dividends under the terms of its $265 million 10 7/8% Senior Notes due 2009.

RATINGS

The Company's US$265 million 10 7/8% Senior Notes due 2009 have received a rating from Moody's of B2 and a rating from Standard & Poors of B+. Standard & Poors has also issued a corporate credit rating of B+. Such security ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.
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TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and Registrar is Computershare Trust Company of Canada at its offices in Calgary and Toronto.

CAPITAL STRUCTURE

Each common share of the Company entitles its holder to receive notice of and to attend all meetings of the shareholders of Acetex and to one vote at such meetings. The holders of common shares will be, at the discretion of the board of directors of Acetex and subject to applicable legal restrictions, entitled to receive any dividends declared by the board of directors on the common shares. The holders of common shares are entitled to share equally in any distribution of the assets of Acetex upon the liquidation, dissolution, bankruptcy or winding-up of Acetex or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.

The Company has authorized capital of an unlimited number of common shares of which 34,351,819 are issued and outstanding. The Company has issued and outstanding 706,760 warrants to acquire Acetex common shares at a price of C$6.10 and 141,352 warrants to acquire Acetex common shares at a price of C$4.32. The Company has also issued and outstanding 3,214,566 employee options to acquire Acetex common shares at an average exercise price of C$6.95.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings involving claims for damages, exclusive of interest and costs, in excess of ten percent (10%) of the current assets of Acetex to which Acetex is a party or of which any of its properties are subject, nor are there any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors and senior officers of Acetex, nominees for director, any Shareholder who beneficially owns more than 10% of the common shares or any known associate or affiliate of such persons in any transaction since the beginning of Acetex's last completed financial year or in any proposed transaction which has materially affected or would materially affect the Trust except as disclosed with respect to the proposed transaction with HNA Acquisition Inc. as set out in the Company's Management Information Circular dated December 10, 2004, a copy of which may be found on SEDAR.

MATERIAL CONTRACTS

Except for contracts entered into by Acetex in the ordinary course of business, the only material contracts entered into within the most recently completed financial year or before the most recently completed financial year, but still in effect, or to be entered into by Acetex which can reasonably be regarded as presently material is the Arrangement Agreement with HNA Acquisition Inc which is discussed above and a copy of which has been filed on SEDAR.

INTEREST OF EXPERTS

KPMG LLP and Nexant CHEMSYSTEMS each own less than 1% of the Common Shares of the Company.


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                                      -44-


ADDITIONAL INFORMATION

Additional information, including director's and officer's remuneration, the principal holders of Acetex' securities, options to purchase securities and interests of insiders in material transactions, is contained in Acetex' Information Circular in respect of its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is contained in Acetex' comparative financial statements for the years ended December 31, 2004 and 2003. This information may be obtained on SEDAR and the Company's web site at www.acetex.com.

When the securities of Acetex are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of its securities, Acetex will upon request to the Corporate Secretary as listed below, provide to any person the following information:

(a) one copy of the Annual Information Form ("AIF") of Acetex, together with one copy of any document, or the pertinent pages of any document, incorporated by reference into the AIF;

(b) one copy of the comparative financial statements of Acetex for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor, one copy of the management's discussion and analysis for Acetex's most recently completed financial year and one copy of the most recent interim financial statements of Acetex that have been filed, if any, for any period after the end of its most recently completed financial year;

(c) one copy of the information circular of Acetex in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

(d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (a) to (c) above.

At any other time, upon request to the Corporate Secretary, as listed below, provide to any person one copy of any other documents referred to in (a) to (c) above, provided Acetex may require the payment of a reasonable charge if the request is made by a person who is not a security holder of Acetex.

For additional copies of this Annual Information Form or any of the materials listed in the preceding paragraphs, please contact:


                       David W. Ross, Corporate Secretary
                       Acetex Corporation
                       1400, 350 - 7th Avenue S.W.
                       Calgary, Alberta  T2P 3N9